Filed Pursuant to Rule 424(b)(3)
File No. 333-163827

PROSPECTUS

18,333,450 Shares
CARDO MEDICAL, INC.
 Common Stock
OTC Bulletin Board Trading Symbol: CDOM.OB

The selling stockholders may offer and sell from time to time up to an aggregate of 18,333,450 shares of Cardo Medical, Inc. (the "Company") common stock that they own or that they may acquire from us upon exercise of warrants. For information concerning the selling stockholders and the manner in which they may offer and sell shares of our common stock, see "Selling Stockholders" and "Plan of Distribution" in this prospectus.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the warrants if and when the warrants are exercised unless the warrants are exercised on a cashless basis.

On April 27, 2010, the last reported sale price for our common stock on the OTC Bulletin Board was $0.70 per share.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See "Risk Factors," which begins on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling stockholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling stockholders may also sell their shares in transactions that are not in the public market in the manner set forth under "Plan of Distribution."

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is April 28, 2010.

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

Cardo Medical, Inc. ("Cardo", the "Company", "we", "us" or "our") is an orthopedic medical device company specializing in designing, developing and marketing high performance reconstructive joint devices and spinal surgical devices. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Spinal surgical devices involve products to stabilize the spine for fusion and reconstructive procedures. Within these areas, we are focused on developing surgical devices, instrumentation and techniques that will enable surgeons to move what are typically inpatient surgical procedures to the outpatient world. We commercialize our reconstructive joint devices through our Reconstructive division and our spine devices through our Spine division.

GENERAL

On June 18, 2008, Cardo Medical, LLC, a California limited liability company, entered into a Merger Agreement and Plan of Reorganization with clickNsettle.com, Inc. ("CKST") and Cardo Acquisition, LLC, a California limited liability company and wholly-owned subsidiary of CKST. Upon the consummation of the transactions contemplated by the Merger Agreement, CKST acquired Cardo Medical, LLC through a merger of Cardo Medical, LLC with Cardo Acquisition, with Cardo Medical, LLC continuing as the surviving entity in the Merger and a wholly-owned subsidiary of CKST. Pursuant to the Merger Agreement, all of the issued and outstanding units of Cardo Medical, LLC's membership interests were converted into the right to receive shares of the common stock of CKST. In connection with the consummation of the Merger, CKST approved through its stockholders an amendment to its Amended and Restated Certificate of Incorporation to change its name from "clickNsettle.com, Inc." to "Cardo Medical, Inc."

Our executive offices are located at 9701 Wilshire Blvd., Suite 1100, Beverly Hills, California 90212. Our telephone number is (310) 274-2036. Our website is www.cardomedical.com. Information on our website or any other website is not part of this prospectus. References to "we," "us," "our" and similar words in this prospectus refer to Cardo Medical, Inc. and its consolidated subsidiaries.

Sale of Securities to the Selling Stockholders

On October 27, 2009, we sold, in the first tranche of a private placement, 9,949,276 shares of common stock at $0.35 per share. On November 13, 2009, we sold, in the second tranche of a private placement, 7,808,561 shares of common stock at $0.35 per share. In the private placement, we issued an aggregate of 17,757,837 shares of common stock at $0.35 per share, to 74 accredited investors. In conjunction with the private placement, Cardo Medical, Inc. issued to the placement agent warrants to purchase 575,613 shares of the Company's common stock, a number that is equivalent to six percent (6%) of the number of shares of common stock sold in the private placement transaction to investors that were solicited by the placement agent ("Approved Investors"), at an exercise price of $0.44 per share. The warrants issued to the placement agent in the private placement are sometimes referred to as the "Placement Agent Warrants". The Placement Agent Warrants expire on November 13, 2014 and may be exercised on a cashless basis.

We paid the placement agent for this offering a commission equal to eight percent (8%) of the gross proceeds from the offering that was received from Approved Investors. Additionally, the placement agent received (i) a cash non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the offering received from Approved Investors; (ii) reimbursement of the placement agent's out-of-pocket expenses related to the offering, including its legal fees and expenses up to $40,000; and (iii) warrants to purchase 575,613 shares of common stock equal to six percent (6%) of the number of shares sold in the offering to Approved Investors at a exercise price of $0.44 per share.

The registration rights agreement entered into with subscribers in the offering requires us to use commercially reasonable efforts to have this registration statement declared effective by the Securities and Exchange Commission ("SEC") as soon as practicable, but in no event later than the one hundred twenty (120) calendar days after the final closing date or one hundred fifty (150) calendar days if the SEC reviews the registration statement.

THE OFFERING

Common Stock Offered:	The selling stockholders are offering a total of 18,333,450 shares of common stock, of which 17,757,837 shares are outstanding and 575,613 shares are issuable upon exercise of warrants.
Outstanding Shares of Common Stock:	230,293,141 shares[1,2]
Common Stock to be Outstanding After Exercise of Placement Agent Warrants:	230,868,754 shares[1]
Use of Proceeds:

We will receive no proceeds from the sale of any shares by the selling stockholders. In the event that the placement agent exercises its warrants, we would receive the exercise price. If all warrants are exercised, we would receive approximately $253,270 unless the warrants are exercised on a cashless basis, all of which, if and when received, would be used for working capital and other corporate purposes.

_____________

(1) As of April 21, 2010. Does not include a total of 2,358,400 shares of common stock granted under existing options to purchase common stock.

(2) As of April 21, 2010. Does not include the 575,613 shares of common stock issuable upon exercise of warrants held by the placement agent.

RISK FACTORS

This registration statement includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), including, in particular, certain statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from our forward-looking statements include those set forth in this Risk Factors section.

An investment in the securities is speculative and involves a high degree of risk. You should carefully consider the risk factors described below together with the other information contained in this prospectus before making a decision to purchase our securities. If any of the risks described below occur, or if other risks not identified below occur, our business, business prospects, cash flow, financial condition, stock price and results of operations could be materially adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our financial condition and operations. Furthermore, references to "we," "us" and "our" are references to the Company.

In addition to the risk factors related to the offering set forth below, the risk factors set forth in the SEC filings, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and future filings with the SEC are incorporated by reference into this prospectus.

You understand that, certain unique factors make an investment in the Company subject to a high degree of risk. You have been cautioned that an investment in the Company is speculative and involves significant risks, and that it is probably not possible to foresee and describe all of the business, economic and financial risk factors which may affect the Company.

This document contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995, or the PSLRA. Forward-looking statements include statements about our expectations, beliefs or intentions regarding our product development efforts, business, financial condition, results of operations, strategies or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements.

Any or all of our forward-looking statements in this document may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this document will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

Risks and uncertainties, the occurrence of which could adversely affect our business, include the following:

Risks Related to Our Business, Industry and Regulatory Matters

We may need to raise additional funds in the future to fund our operations and research, and these funds may not be available on acceptable terms, if at all.

We expect that proceeds from the 2009 private placements will be sufficient to meet working capital requirements through September 2010. However, actual working capital requirements may change as a result of various factors, including:

We anticipate spending significant amounts of cash on expanding our research and development, sales and marketing efforts, and product commercialization. We have available to us approximately $5 million in cash and cash equivalents, which we expect will not be sufficient for us to meet our anticipated cash requirements for at least the next 12 months However, we cannot assure you that debt or equity financing, if and when required, will be available. Our ability to continue as a going concern is dependent upon receiving additional funds either through the issuance of debt or through the sale of common and/or preferred stock and the success of management's plan to expand sales. Our actual capital requirements may change as a result of various factors, including:

  the success of our research and development efforts, and any changes in the breadth of our research and development programs;

  results from preclinical studies and clinical trials conducted by us or our collaborative partners or licensees, if any;

  the number and timing of acquisitions and other strategic transactions;

  our ability to maintain and establish corporate relationships and research collaborations;

  our ability to manage growth and costs associated with this growth, and the costs associated with increased capital expenditures;

  the time and costs involved in filing, prosecuting, defending and enforcing patent and intellectual property claims;

  the cost and timing of obtaining and maintaining regulatory approval or clearance for our products and products in development;

  the expenses we incur in manufacturing and selling our products;

  the revenues generated by sales of our products; and

  the costs associated with our employee retention programs and related benefits.

Our primary goal as it relates to liquidity and capital resources is to attain the appropriate level of debt and equity and the resultant cash to implement our business plan. We will need to raise additional funds, which may not be available to us on favorable terms, if at all. If we raise capital by issuing equity or debt securities, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. Further, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish or share rights to our potential products or proprietary technologies, or to grant licenses on terms that are not favorable to us. If we are unable to raise needed capital on terms acceptable to us, we may not be able to develop new products, enhance our existing products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We expect to incur significant losses, either directly or indirectly through the companies in which we develop our products, for at least the next fiscal year, and we cannot assure you that we will ever be profitable.

We expect to incur significant losses during the next fiscal year, either directly or indirectly through the companies in which we develop our products, as we expand our research and development activities, apply for regulatory approvals, develop additional technology and expand our operations. We cannot assure you that we will be successful in selling or licensing any of the products we might develop or predict the terms we may be able to obtain in any sales or licensing transaction.

We have a limited number of products currently available for sale and there is a high risk that our research and development efforts might not successfully generate any viable product candidates in the future.

We currently have nine products available for sale, all of which are in the early stages of distribution. Other than those nine products, we are in the preliminary stages of product identification and development, and have identified only a few potential additional products. We have not yet conducted preclinical studies or clinical testing on these potential additional products. It is unlikely that the few products that we have identified as potential candidates will actually lead to successful development efforts, and we do not expect any additional products resulting from our research to be commercially available for several years, if at all. Our leads for potential products will be subject to the risks and failures inherent in developing medical devices and products, including, but not limited to, the unanticipated problems relating to research and development, product testing, confirming intellectual property rights and non-infringement, regulatory compliance, manufacturing, marketing and competition. Additional expenses may exceed current estimates and, therefore, adversely affect our profitability.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and results of operations.

Healthcare costs have risen significantly over the past decade, and there have been and continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Congress recently passed health care reform legislation. The President signed the measure into law on March 23, 2010, and, on March 30, 2010, the President signed into law a "reconciliation" bill that modifies certain provisions of the same. This legislation is considered by some to be the most dramatic change to the country's health care system in decades.

The principal aim of the law as currently enacted is to expand health insurance coverage to approximately 32 million Americans who are currently uninsured. The law's most far-reaching changes do not take effect until 2014, including a requirement that most Americans carry health insurance. The consequences of these significant coverage expansions on the sales of the Company's products is unknown and speculative at this point.

The enacted legislation contains many provisions designed to generate the revenues necessary to fund the coverage expansions. The most relevant of these provisions are those that impose fees or taxes on certain health-related industries, including medical device manufacturers.

Beginning in 2013, each medical device manufacturer will have to pay an excise tax (or sales tax) in an amount equal to 2.3 percent of the price for which such manufacturer sells its medical devices. This tax applies to all medical devices, including the Company's products and product candidates.

In addition to the new legislation discussed above, the effect of which cannot presently be quantified given its recent enactment, various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. In addition to the taxes imposed by the new federal legislation, an expansion in government's role in the U.S. healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, financial condition and results of operations, possibly materially.

Cost containment measures, pressure from our competitors and availability of medical reimbursement may impact our ability to sell our products at prices necessary to expand our operations and reach profitability.

Healthcare costs have risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry, including hospitals. This has resulted in greater pricing and other competitive pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some hospital customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the national and worldwide healthcare industry, resulting in further business consolidations and alliances among customers and competitors. This consolidation may reduce competition, exert downward pressure on the prices of our products and adversely impact our business, financial condition or results of operations.

Further, third-party payors in the United States and abroad continue to work to contain healthcare costs. The introduction of cost containment incentives, along with closer scrutiny of healthcare expenditures by both private health insurers and employers, has resulted in increased discounts and contractual adjustments to hospital charges for services performed and has shifted services between inpatient and outpatient settings. Hospitals or physicians may respond to these cost-containment pressures by substituting lower-cost products or other therapies for our products.

The market for orthopedic, knee and hip surgery devices is large and growing at a significant rate. Numerous new companies and technologies, as well as more established companies, have entered this market. New entrants to our markets include numerous niche companies with a singular product focus, as well as companies owned partially by surgeons, who may have greater access than we do to the surgeons who may use our products. As a result of this intensified competition, we believe there will be increasing pressure to reduce pricing of our medical devices. If we are unable to price our products appropriately due to these competitive pressures or for other reasons, our profit margins will shrink and our ability to invest in and grow our business and achieve profitability will decrease.

Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.

Also, third-party payors are increasingly challenging the prices charged for medical products and services. Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products. Also, greater numbers of insured individuals are receiving (and will continue to receive over the next decade) their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month.

Sales of our products will depend on the availability of adequate reimbursement from third-party payors (such as governmental programs, for example, Medicare and Medicaid, private insurance plans and managed care programs), both in terms of the sales volumes and prices of our products.

Healthcare providers, such as hospitals that purchase medical devices for treating their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. These third-party payors may deny reimbursement if they feel that a device is not the most cost-effective treatment available, or was used for an unapproved indication. As such, surgeons are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of their involvement in the surgical procedures. The failure of surgeons to use our products, or the diminished use by surgeons, may have a material adverse impact on our business, financial condition and results of operations.

We also believe that future reimbursement from third-party payors may be subject to increased restrictions both in the U.S. and international markets. If we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance.

Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis. Also, third-party payors are increasingly challenging the prices charged for medical products and services. Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products. Also, greater numbers of insured individuals are receiving (and will continue to receive over the next decade) their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month. Challenges by third-party payors to the prices charged for medical products and services, coupled with the increasing popularity of managed care programs, may result in hospitals and physicians seeking lower-cost alternatives to our products, the occurrence of which could materially adversely affect our business, financial condition and results of operations.

Healthcare providers, such as hospitals that purchase medical devices for treating their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. These third-party payors may deny reimbursement if they feel that a device is not the most cost-effective treatment available, or was used for an unapproved indication. As such, surgeons are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of their involvement in the surgical procedures. We also believe that future reimbursement may be subject to increased restrictions both in the U.S. and international markets. If we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance.

Legislative or administrative reforms to the U.S. or international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business, financial condition or results of operations.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. We also cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably.

We must convince orthopedic and spine surgeons that our products are an attractive alternative to existing surgical treatments of orthopedic and spine disorders.

To be commercially successful, we believe that we will need surgeons to adopt our products as their preferred treatment option for their patients. Surgeons may be slow to adopt our products for the following reasons, among others:

  lack of clinical evidence;

  the time that must be dedicated for training;

  lack of experience with our products;

  perceived risks generally associated with the use of new products and procedures;

  perceived risks associated with purchasing products from an early-stage medical device company;

  costs associated with the purchase of new products and equipment; and

  limited availability of reimbursement within healthcare payment systems.

We also believe that recommendations and support of our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from these surgeons, surgeons and hospitals may not use our products. As a result, we may not achieve expected revenues and may never become profitable.

Hospitals, surgeons, distributors and agents may have existing relationships with other medical device companies that make it difficult for us to establish new relationships with them. As a result, we may not be able to sell and market our products effectively.

We believe that to sell and market our products effectively, we must establish relationships with key surgeons and hospitals in the field of orthopedic knee, hip and spinal surgery. Many of these key surgeons and hospitals already have long-standing relationships with large, better-known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt our products, particularly if our products compete with or have the potential to compete with products supported through their own collaborative research programs or by these existing relationships. Even if these surgeons and hospitals purchase our products, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs or to provide us with clinical and financial data.

We work primarily with a network of independent orthopedic product agents and distributors that generate sales leads for us, in addition to working with our own internal direct sales force. If these product agents and distributors believe that their relationship with us is less beneficial than other relationships they may have with more established or well-known medical device companies, they may be unwilling to continue their relationships with us, making it more difficult for us to sell and market our products effectively.

Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our business and profitability.

We believe that the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our medical products. However, the projected demand for our products could differ materially from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments gain more widespread acceptance as a viable alternative to our devices.

We expect to face significant competition as a result of the rapid technological changes in the medical devices industry, which could have an adverse effect on our business, financial condition or results of operations.

The medical device market is highly competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. We expect to encounter intense competition across our product lines and in each market in which our products are sold from various medical device companies, many of which are likely to have greater financial and marketing resources than us. Our primary competitors are Zimmer, J&J/DePuy Orthopaedics, Stryker and Biomet in the hips and knees market, and Medtronic/Sofamor Danek, J&J/DePuy Spine and Synthes in the spine market. In addition, we will face competition from a wide range of companies that sell a single or a limited number of competitive products or which participate only in a specific market segment, as well as from non-medical device companies, including pharmaceutical companies, which may offer alternative therapies for disease states intended to be treated using our products.

Additionally, the medical device market is characterized by extensive research and development, and rapid technological change. Developments by other companies of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive and may negatively impact our revenues. We will be required to devote continued efforts and financial resources to develop or acquire scientifically advanced technologies and products, apply our technologies cost-effectively across product lines and markets, attract and retain skilled development personnel, obtain patent and other protection for our technologies and products, obtain required regulatory and reimbursement approvals and successfully manufacture and market our products consistent with our quality standards. If we fail to develop new products or enhance existing products, it could have a material adverse effect on our business, financial condition or results of operations.

Many of our larger competitors are either publicly traded or divisions or subsidiaries of publicly traded companies, and enjoy several competitive advantages over us, including:

  larger and more well-established distribution networks;

  established relationships with a greater number of surgeons, hospitals, other healthcare providers and third-party payors;

  products supported by long-term clinical data;

  greater experience in obtaining and maintaining regulatory approvals or clearances for products and product enhancements;

  greater name recognition;

  greater access to manufacturers, vendors and raw materials for manufacturing medical devices;

  more expansive portfolios of intellectual property rights; and

  greater financial and other resources for product research and development, sales and marketing, intellectual property protection and litigation.

We rely on single source manufacturers, which could impair our ability to meet demand for delivering our products in a timely manner or within our budget.

We rely on third-party manufacturers to manufacture our products. It is critical to our business that our contract manufacturers be able to provide us with products in substantial quantities, in accordance with agreed upon specifications, in compliance with regulatory requirements, at acceptable cost and on a timely basis. Our anticipated growth could strain the ability of manufacturers to deliver an increasingly large supply of products. If we are unable to obtain sufficient quantities of high quality products to meet customer demand on a timely and cost-effective basis, we could lose customers, our reputation could be harmed and our business could suffer.

We currently use a variety of manufacturers for each of our devices. Our dependence on these manufacturers involves several risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our manufacturers cease to provide us with sufficient quantities of our products in a timely manner or on terms acceptable to us, or cease to manufacture products of acceptable quality, we would have to seek alternative sources of manufacturing. We could experience delays while we locate and engage alternative qualified manufacturers, and we might be unable to engage alternative manufacturers on favorable terms, if at all. Any disruption or increased expenses relating to our supply source could harm our sales and marketing efforts and adversely affect our ability to generate revenue.

Loss of any major customer could have a material adverse effect on our business, financial condition and results of operations.

During the fiscal year ended December 31, 2009, three hospital customers accounted for approximately 64% of our net sales. The loss of any major customer could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will be able to retain long-term relationships with our major customers in the future.

Our growth will depend on developing new products or product enhancements, requiring significant research and development, clinical trials and regulatory approvals, all of which are expensive and time-consuming and may not result in a commercially viable product.

We believe that it is important for us to continue to build a more complete product offering and to enhance the products we currently offer. Our success in this regard will depend in part on our ability to develop and introduce new products and product enhancements to keep pace with the rapidly changing medical device market. We cannot assure you that we will be able to successfully develop, obtain regulatory approval for or market new products or product enhancements, or that any of our future products or enhancements will be accepted by the surgeons who use our products or the payors who financially support many of the procedures performed with our products.

Factors affecting the success of any new product offering or enhancement to an existing product include our ability to:

  properly identify and anticipate surgeon and patient needs;

  develop and introduce new products or product enhancements in a timely manner;

  avoid infringing upon the intellectual property rights of third parties;

  obtain the necessary regulatory clearances or approvals for new products or product enhancements;

  demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

  provide adequate training to potential users of our products;

  receive adequate reimbursement; and

  develop an effective and dedicated marketing and distribution network.

If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, our results of operations may suffer.

If we choose to grow our business by acquiring new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or successfully integrate them in a cost-effective and non-disruptive manner.

We believe that our success depends in part on our ability to continually enhance and broaden our product offering in response to changing customer demands, competitive pressures and technologies and our ability to increase our market share. To achieve this growth, we have completed certain acquisitions, and intend to pursue other acquisitions of complementary businesses, products or technologies, in some cases instead of developing them ourselves. We may be unable to successfully complete any further acquisitions, or we may not be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, manufacturers or distributors. The success of any acquisition, investment or alliance undertaken will depend on a number of factors, including:

  our ability to identify suitable opportunities;

  our ability to finance any acquisition, investment or alliance;

  whether we are able to establish an acquisition, investment or alliance on terms that are satisfactory to us, if at all;

  the strength of the other companies' products, underlying technology and ability to execute;

  intellectual property and litigation related to these technologies or businesses; and

  our ability to successfully integrate the acquired company or business with our existing business, including the ability to adequately fund acquired in-process research and development projects.

These efforts could be expensive and time-consuming, disrupt our ongoing business and distract management. If we are unable to integrate any future acquired businesses, products or technologies effectively, our business, financial condition and results of operations will be materially adversely affected. For example, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize significant amounts of expenses, including non-cash acquisition costs, and acquired assets.

We rely on our independent sales distributors and sales representatives to market and sell our products.

We depend upon independent sales distributors and sales representatives to market and sell our products, in particular due to their sales and service expertise and relationships with customers in the marketplace. Independent distributors and sales representatives may terminate their relationships with us or devote insufficient sales efforts to our products for any number of reasons. We do not control our independent distributors and they may not be successful in implementing our marketing plans. If we fail to maintain our existing relationships with our independent distributors and sales representatives, our operations would suffer. Similarly, our failure to recruit and retain additional skilled, independent sales distributors and sales representatives could have an adverse effect on our operations. We may experience turnover with some of our independent sales distributors, which could adversely affect our short-term financial results while we transition to new distributors. Our failure to manage these transitions effectively could negatively impact our operations and profitability.

We are dependent on the services of Andrew A. Brooks, M.D. and Michael Kvitnitsky, and the loss of either of them could harm our business.

Our success depends in part upon the continued service of Andrew A. Brooks, M.D., who serves as our Chairman of the Board and Chief Executive Officer, and Michael Kvitnitsky, who serves as our President and Chief Operating Officer. Dr. Brooks and Mr. Kvitnitsky are critical to the overall management of our Company as well as to the development of our technology, our culture and our strategic direction. The loss of either Dr. Brooks or Mr. Kvitnitsky could have a material adverse effect on our business, results of operations and financial condition. We have not obtained and do not expect to obtain any key-person life insurance policies on Dr. Brooks or Mr. Kvitnitsky.

Failure to attract and retain skilled personnel and cultivate key academic collaborations will delay product development programs and business development efforts.

Our success will depend on our ability to continuously attract and retain highly qualified management and scientific personnel and on our ability to develop relationships with academic collaborators. The competition for qualified personnel and collaborators is intense. We cannot assure you that we will be able to attract or retain personnel or cultivate academic collaborations. In addition, our collaborators may have arrangements with other companies to assist those companies in developing products that compete with ours. Our inability to hire or retain qualified personnel or cultivate academic collaborations would harm our business.

If conflicts arise between collaborators or advisors and us, any of these parties may act in its self-interest, which may be adverse to our interests and the interests of our stockholders.

We expect to enter into arrangements with corporate collaborators and scientific advisors to help us develop and test potential products or enhance our existing products. If conflicts arise between us and any of these corporate collaborators or scientific advisors, the other party may act in its self-interest and not in our interest or the interests of our stockholders. It is possible that some of our corporate collaborators will be conducting multiple product development efforts within each area that is the subject of the collaboration with us. We also might be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. In addition, any of these collaborators may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of our collaboration with them. Competing products, either developed by collaborators or to which collaborators have rights, may result in their withdrawing support for our product candidates.

If we fail to properly manage our anticipated growth, our business could suffer.

We continue to experience growth in, and will continue to pursue rapid growth in, the number and types of products we offer, the number of surgeons using our products, and the number of states in which our products are sold. This growth has placed and will continue to place significant demands on our managerial, operational and financial resources and systems. We are currently focused on increasing the size and effectiveness of our sales force and distribution network, marketing activities, research and development efforts, inventory management systems, management team, accounting systems and corporate infrastructure. If we do not manage our growth effectively, the quality of our products, our relationships with surgeons, distributors and hospitals, and our reputation could suffer.

We must attract and retain qualified personnel and third-party distributors and manage and train them effectively. Personnel qualified in the design, development, production and marketing of our products are difficult to find and hire, and enhancements of information technology systems to support our growth are difficult to implement. In addition, we will need to carefully monitor and manage our surgeon services, and the quality assurance and efficiency of our manufacturers and distributors. This managing, training and monitoring will require allocation of valuable management resources and significant expense.

If we fail to upgrade our management information systems, or if those systems do not operate as expected, we could experience significant disruption of our business and product developments and our results could suffer.

The efficient operation of our business is dependent on our management information systems, which we rely upon to effectively manage accounting and financial functions, manage order entry, order fulfillment and inventory replenishment processes, and maintain our research and development data. We are assessing various inventory tracking software, as well as an improved ledger accounting system for all business units, which will enhance our internal controls. In addition, we are taking steps to unify the financial reporting of our consolidated subsidiaries, and we are in the initial planning phase of upgrading, where possible, certain of our information technology systems impacting financial reporting.

Any failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer.

If a natural or man-made disaster strikes a facility in which our products are manufactured, we could be unable to deliver our products for a substantial amount of time and our sales could decline.

If a key third party facility is affected by a natural or man-made disaster, we would be forced to rely on another third-party manufacturer. We do not have insurance for potential losses as a result of damages to these manufacturing facilities.

If we decide to market and sell our devices and products internationally, we would be subject to various risks relating to our international activities, which could negatively impact our business and financial results.

We currently do not market or sell our products outside of the United States. However, we may actively pursue one or more international markets within the next few years, at which point we would be exposed to risks separate and distinct from those we face in our U.S. operations. Any international business we may engage in may be adversely affected by changing economic conditions in foreign countries, as well as U.S. laws that may affect the international business operations of a U.S. company such as ours. In addition, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations since international sales most likely would be denominated in the functional currency of the country in which the product is sold.

Certain additional or different risks inherent in engaging in international business include the following:

  compliance with existing and changing foreign regulatory laws and requirements;

  export restrictions and controls and other government regulation relating to technology or medical devices;

  foreign laws and business practices favoring local companies;

  pricing pressures that we may experience internationally;

  the availability and level of reimbursement within prevailing foreign healthcare payment systems or insurance providers;

  shipping delays due to cross-border sales;

  longer payment cycles;

  difficulties and costs of establishing, staffing and managing foreign operations;

  potentially adverse tax consequences, tariffs and other trade barriers;

  difficulties in enforcing intellectual property rights;

  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

  political and economic instability; and

  international terrorism and anti-American sentiment.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

We are subject to substantial governmental regulation that could change and thus force us to make modifications to how we develop, manufacture and price our products. Compliance with the various complex laws and regulations is costly and time consuming, and failure to comply can have adverse consequences on our business.

The medical device industry is regulated extensively by governmental authorities, principally the Food and Drug Administration, or the FDA, and corresponding state and foreign regulatory agencies. The FDA and other federal, state and foreign governmental agencies regulate, among other things, the development, manufacturing, clinical trials, marketing clearance and approval, promotion and sale of medical devices.

In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k), or is the subject of an approved premarket approval application, or PMA. The FDA will approve marketing a medical device through the Section 510(k) process if it is demonstrated that the new product is substantially equivalent to other Section 510(k)-cleared products. The PMA process is more costly, lengthy and uncertain than the Section 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device for its intended use. To date, all of our products, unless exempt, have been cleared through the Section 510(k) process. We have no experience in obtaining premarket approval.

Compliance with complex regulations is, and will continue to be, time-consuming, burdensome and expensive. Failure to comply with these regulations could jeopardize our ability to manufacture and sell our products and result in enforcement actions such as warning letters, fines, injunctions, civil penalties, termination of distribution, seizures of products, total or partial suspension of production, refusal of the FDA or other regulatory agencies to grant future clearances or approvals, or withdrawals or suspensions of current clearances or approvals. These enforcement actions could result in higher than anticipated costs or lower than anticipated revenue and have a material adverse effect on our business, financial condition and results of operations. In the most egregious cases, we could face criminal sanctions, closure of the manufacturing facilities in which our products are manufactured, and prohibitions on the sales of our products.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly vigilant, and if we engage in sales of our products in foreign countries, these sales would be subject to rigorous foreign regulations. In these circumstances, we would rely heavily on our foreign independent sales agencies to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries. We currently do not sell any of our products internationally.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

Legislation may be drafted from time to time and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device in the United States. In addition, FDA regulations and guidance often are revised or reinterpreted by the agency in ways that may significantly affect our business and our ability to commercialize our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of these changes, if any, may be. For example, on September 27, 2007, Congress enacted, and the President signed into law, the Food and Drug Administration Amendments Act of 2007. This law grants significant new powers to the FDA and imposes new obligations and requirements on both the FDA and FDA-regulated industries, including the medical device industry. In particular, this law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. In addition, it reauthorizes the FDA to collect medical device user fees and amends the existing user fee program by, among other things, reducing device application fees and imposing new fees, including a new annual establishment registration fee. Also, the new law authorizes the FDA to establish a unique medical device identification system and expands the federal government's clinical trial registry and results databank to include, among other things, information on medical device clinical trials. While these new requirements undoubtedly will have a significant effect on the medical device industry, we cannot yet predict the extent of that effect on our company. As regulations, guidance and interpretations are issued by the FDA relating to the new legislation, its impact on the industry, as well as our business, will become clearer. Compliance with those regulations could require us to take additional steps, and incur additional costs, in manufacturing and labeling products.

We have not yet collected long-term clinical data to support the safety of our products, and our products may, therefore, prove to be less safe and effective than initially thought.

We obtained clearance to offer all of our products that require FDA clearance or approval through the Section 510(k) clearance process, which is less rigorous than the PMA process and requires less supporting clinical data. As a result of using this expedited process, we currently lack the breadth of published long-term clinical data supporting the safety of our products and the benefits they offer that might have been generated using the PMA process. Because of the lack of this in-depth data, surgeons may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve outcomes. These results would reduce demand for our products, thereby preventing us from becoming profitable. If future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to significant legal liability and harm to our business reputation. The medical device market has been particularly prone to costly product liability litigation. The time and costs of any product liability litigation we may face may materially adversely affect our business, financial condition or results of operations, even if we are ultimately victorious in any such litigation.

The FDA requires us to obtain new Section 510(k) clearances or premarket approvals for modifications to our approved products. Otherwise, we may have to cease marketing, or to recall, the modified products until clearances are obtained.

Any modification to a Section 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new Section 510(k) clearance or, possibly, premarket approval. Under FDA regulations, every manufacturer must make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with any of our decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek Section 510(k) clearance or premarket approval for any modification to a previously cleared product, we may be required to cease marketing, or to recall, the modified product until we obtain clearance or approval. This may expose us to significant regulatory fines or penalties.

In addition, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in delays, fines, costs associated with modifying a product, loss of revenue, harm to our reputation and loss of customers and potential operating restrictions imposed by the FDA. Any product liability claim or recall would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product liability claims or recalls in the future, or that these claims or recalls would not have a material adverse effect on our business.

If we or our third-party manufacturers fail to comply with the FDA's Quality System Regulations, the manufacture of our products could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. In addition, we and our manufacturers will be subject to the regulations of foreign jurisdictions regarding the manufacturing process if we market our products overseas.

The FDA enforces the QSR through periodic and unannounced inspections of manufacturing facilities. If our facilities or those of our manufacturers fail to take satisfactory corrective action in response to an adverse QSR inspection, the FDA could take enforcement action, including any of the following sanctions:

  customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

  operating restrictions or partial suspension or total shutdown of production;

  untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

  refusing or delaying requests for Section 510(k) clearance or PMA approvals of new products or modified products;

  withdrawing Section 510(k) clearances or PMA approvals;

  refusal to grant export approval for our products; or

  criminal prosecution.

If we sell our products in the European Community, we will be required to maintain certain ISO certifications and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. We cannot assure you that we or our manufacturers will be able to obtain or maintain all required registrations and certifications.

Any of these factors could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Some proponents have advocated the creation of a national database or registry that tracks how patients with artificial joints fare. Any requirement for surgeons to participate in such a registry may adversely affect our ability to sell our products profitably.

Although the United States currently does not have a mandatory medical device registry, a few medical organizations in the country do, such as Kaiser Permanente and the Hospital for Specialty Surgery in New York, and some foreign countries do have national registries, such as Australia, Britain, Norway and Sweden. If a national or any state registry is created to collect data on how patients with artificial joints fare, surgeons who use our products would be required to provide information to that registry. Although it is difficult to determine all of the effects of the creation of a medical device registry, one effect it may have is to make surgeons use well-documented medical devices, instead of new ones. If the surgeons who use our products are required to participate in a national or state registry, they may be less inclined to use our products and, consequently, our ability to sell our products could be impaired.

Risks Related to Our Financial Results

We are an orthopedic medical device company with a limited operating history and our business may not become profitable.

We are an orthopedic medical device company with a limited operating history. We began commercial sales in 2007. We currently have the following nine products with Section 510(k) marketing clearance from the FDA: (1) Cardo Align 360™ Posterior-Stabilized Total Knee System; (2) Cardo Align 360™ Cruciate Retaining Knee System; (3) Cardo Align 360™ Unicompartmental Knee (used in partial knee replacement procedures); (4) Cardo Align 360™ Patello-Femoral Replacement (used in partial knee replacement procedures); (5) Cardo Total Hip System (used in total hip replacement procedures); (6) Cardo Bipolar Hip System (two-piece product used in femoral head replacement procedures); (7) Cardo Monopolar Hip System (one-piece product used in femoral head replacement procedures); (8) Cardo Cervical Plate (used in neck fusion procedures); and (9) Cardo Pedicle Screw System (used in lumbar spine fusion procedures).

The success of our business will depend, in part, on our ability to develop and obtain regulatory clearances or approvals for enhancements to our products or for planned products, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to

do. In addition, we may not be successful in our research and development efforts to develop enhancements of these products or to develop new products.

We have a limited history of operations upon which you can evaluate our business, and our operating expenses are increasing. We have yet to demonstrate that we can generate ongoing sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability, if at all, are difficult to predict. Our lack of any significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects. Even if we do achieve profitability as planned, we may not be able to sustain or increase profitability on an ongoing basis.

Our quarterly financial results are likely to fluctuate significantly because our sales prospects are uncertain and our sales are difficult to forecast.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain and sales are difficult to forecast. These fluctuations also may affect our annual operating results and may cause those results to fluctuate unexpectedly from year to year. The level of our revenues and results of operations at any given time will be based primarily on the following factors:

  our ability to increase sales of our products;

  our ability to develop, manufacture and market new products;

  results of clinical research and trials on our current or planned products;

  our ability to obtain regulatory approvals;

  legislative and reimbursement policy changes affecting the products we may offer or those of our competitors;

  the variability of the profit margins among the products we sell;

  our ability to expand and maintain an effective and dedicated sales force;

  pricing pressure from competitors applicable to our products;

  adverse third-party reimbursement outcomes;

  timing of new product launches, acquisitions, licenses or other significant events by us or our competitors;

  the ability of our manufacturers to timely provide us with an adequate supply of products and meet our quality requirements; and

  interruption in the manufacturing or distribution of our products.

For all the foregoing reasons, it will be difficult for us to forecast demand for our products with any degree of certainty. In addition, we will be increasing our operating expenses as we build our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors.

Risks Related to Our Intellectual Property and Potential Litigation

If we cannot adequately protect our patents and other intellectual property rights, we may lose market share to our competitors and be unable to operate our business profitably.

Our success depends on our ability to protect our proprietary rights to the technologies used in our products. We rely significantly on patent protection, as well as a combination of trade secrets, know-how, continuing technological innovations, strategic alliances and licensing opportunities to develop, maintain and strengthen our competitive position. We also expect to pursue a policy of generally obtaining patent protection in both the United States and abroad for patentable subject matter in our proprietary devices and attempt to review third-party patents and patent applications to the extent they become known to develop an effective patent strategy, avoid infringing third-party patents, identify licensing opportunities and monitor the patent claims of others.

We have a number of U.S. and foreign patent applications pending in spine, hip and knee reconstructive surgery. Although we have filed these patent applications, we cannot assure you that any patents may issue or that, if they issue, these patents will adequately protect our rights or permit us to gain or keep any competitive advantage.

The U.S. Patent and Trademark Office, or USPTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We also could incur substantial costs in proceedings before the USPTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in any patents that may issue. Any U.S. and foreign patents that may be issued in the future could subsequently be successfully challenged by others and invalidated or rendered unenforceable, which could limit our ability to stop competitors from marketing and selling related products.

Both the patent application process and the process of managing patent disputes can be time-consuming and expensive. Competitors may be able to design around our patents or develop products that provide outcomes that are comparable to our products. Although we have entered into confidentiality agreements and intellectual property assignment agreements with certain of our employees, consultants and advisors as one of the ways we seek to protect our intellectual property and other proprietary technology, these agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. Since most of our pending patent applications are for the United States only, we lack a corresponding scope of patent protection in other countries. Thus, we may not be able to stop a competitor from marketing products in other countries that are similar to some of our products.

Changes to intellectual property laws may negatively impact our ability to protect our intellectual property.

Congress is considering several significant changes to the U.S. patent laws, including changing from a "first to invent" to a "first inventor to file" system, requiring that patent lawsuits be brought in the forum of the defendant, requiring the apportionment of patent damages, and creating a post-grant opposition process to challenge patents after they have issued. Further, changes to a foreign country's intellectual property laws can occur and result in a negative effect on our current rights or our ability to obtain or enforce rights in the future.

The medical device industry is characterized by patent and other intellectual property litigation, and we could become subject to litigation that could be costly, result in diverting management's time and efforts, require us to pay damages, and/or prevent us from marketing our existing or future products.

The medical device market in which we primarily participate is in large part technology-driven. Physician customers move quickly to new products and new technologies. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. However, intellectual property litigation to defend or create market advantage is inherently complex, unpredictable, time-consuming and costly. Furthermore, appellate courts frequently overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. In some cases, several competitors are parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of medical devices. These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases. In addition, although monetary and injunctive relief is typically sought, remedies and restitution generally are not determined until the conclusion of the proceedings and are frequently modified on appeal. Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Certain product categories, including pedicle screws, have been subject to significant patent litigation in recent years. Since we sell orthopedic and spinal devices, such as pedicle screws, knee replacement devices, and cervical plates, and we recently introduced our pedicle screw system, any related litigation could harm our business.

We also may have to take legal action in the future to protect our patents, trade secrets or know-how or to assert them against claimed infringement by others. Any legal action of that type could be costly and time-consuming, and we cannot assure you that any lawsuit will be successful. In addition, we may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

Further, we intend to protect our proprietary technology, in part, through proprietary information and inventions agreements with employees, consultants and other parties. These agreements with some of our employees and consultants generally contain standard provisions requiring those individuals to assign to the employer, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by the employer, subject to customary exceptions. If any of our employees, consultants or others breach these agreements, or if these agreements are found to be unenforceable, competitors may learn of our trade secrets and proprietary information.

For the reasons indicated above, enforcing our intellectual property rights may be costly, difficult and time-consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time-consuming and could divert our management's attention.

Patent infringement lawsuits brought against us could have a material adverse affect on our ability to develop and sell our products and to operate profitably.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us or any strategic partners or licensees may force us or any strategic partners or licensees to stop or delay developing, using, manufacturing, importing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us or any strategic partners or licensees rights to use its intellectual property. In those cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all, and any licenses may require substantial royalties or other payments by us. Even if we, any strategic partners or licensees were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

We may be subject to damages resulting from claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees and consultants were previously employed or engaged at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees and consultants, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail to defend against these claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and processes, if these technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Some countries may require us to grant compulsory licenses to third parties. These licenses could be extended to include some of our products or potential product, which may limit our potential revenue opportunities.

Many jurisdictions, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products also is becoming increasingly popular in developing countries, either through direct legislation or international initiatives. These compulsory licenses could be extended to include some of our products or product candidates, which may limit our potential revenue opportunities.

Fluctuations in the cost and availability of insurance could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, errors and omissions insurance, directors' and officers' liability insurance, property insurance, general liability insurance, employee benefits liability and workers' compensation insurance. If the costs of maintaining adequate insurance coverage increases significantly at any time, our operating results could be materially adversely impacted. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers.

Potential future product liability claims and other litigation, including contract litigation, may adversely affect our business, reputation and ability to attract and retain customers.

Reconstructive and spine surgery involves a high risk of serious complications, including bleeding, nerve injury, paralysis and even death. As a result, we are exposed to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for surgery procedures. Many of these medical devices are designed to be implanted in the human body for long periods of time or indefinitely. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products that we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. These factors could result in product liability claims, a recall of one or more products or a safety alert relating to one or more products. Product liability claims may be brought by individuals or by groups seeking to represent a class.

In connection with our acquisition of the assets of Accin Corporation ("Accin") in May 2007 (through our ownership of Accelerated Innovation ("Accelerated Innovation"), one of our former subsidiaries) and as a result of the reverse merger we completed in August 2008 (the "Merger"), we assumed the responsibility for any litigation or claims related to Accin's business, including product liability claims relating to products previously sold by Accin. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

Any product liability claim brought against us, with or without merit, could result in the increase of our insurance rates or the inability to secure coverage in the future. In addition, if our product liability insurance proves to be inadequate to pay a damage award, we may have to pay the excess out of our cash reserves, which may harm our financial condition. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and result in diverting management's attention from managing our business.

Even if any product liability loss is covered by an insurance policy, these policies have substantial retentions or deductibles that provide that insurance proceeds are not recoverable until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. Paying retentions or deductibles for a significant amount of claims could have a material adverse effect on our business, financial condition and results of operations.

Further, it is possible that we may in the future be substantially self-insured with respect to general and product liability claims. As a result of economic factors currently impacting the insurance industry, meaningful product liability insurance coverage also may become unavailable due to its economically prohibitive cost. The absence of significant third-party insurance coverage increases potential exposure to unanticipated claims and adverse decisions. As a result, product liability claims, product recalls and other litigation in the future, regardless of their outcome, could have a material adverse effect on our financial position, results of operations or liquidity.

Any claims relating to our making improper payments to physicians for consulting services, or other potential violations of regulations governing interactions between us and healthcare providers, could be time-consuming and costly.

Our relationship with surgeons, hospitals and the marketers of our products are subject to scrutiny under various state and federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. The federal anti- kickback laws prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs, such as remuneration provided to physicians to induce them to use certain medical devices reimbursable by Medicare or Medicaid. Healthcare fraud and abuse laws are complex and subject to evolving interpretations, and even minor, inadvertent violations potentially can give rise to claims that the relevant law has been violated. Certain states in which we market our products have similar anti-kickback, anti-fee splitting and self-referral laws, imposing substantial penalties for violations. Any violations of these laws could result in a material adverse effect on the market price of our common stock, as well as our business, financial condition and results of operations. We cannot assure you that any of the healthcare fraud and abuse laws will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with surgeons, hospitals and marketers of our products. In addition, possible sanctions for violating these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of these prohibitions.

Federal anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration by an individual or entity in return for, or to induce:

  the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or

  purchasing, leasing, ordering or arranging for any service or product for which payment may be made by a government-sponsored healthcare program.

We must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, which also can be triggered by violations of federal anti-kickback laws; Healthcare Insurance Portability and Accountability Act of 1996, which protects the privacy of individually identifiable healthcare information; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved or off-label uses of their products.

Pursuant to FDA regulations, we can market our products only for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment, we are prohibited from promoting products for those off-label uses. We market our products and provide promotional materials and training programs to surgeons regarding the use of our products. Although we believe our marketing, promotional materials and training programs for surgeons do not constitute promotion of unapproved uses of our products, if it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

The scope and enforcement of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. We cannot assure you that federal or state regulatory authorities will not challenge or investigate our current or future activities under these laws. Any challenge or investigation could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming. Additionally, we cannot predict the impact of any changes in these laws, and whether or not they will be retroactive.

Risks Related to Ownership of Our Common Stock

Our common stock may be thinly traded.

There is a very minimal public market for our common stock. We cannot predict how liquid the market for our common stock might become. Our common stock will likely be thinly traded compared to larger more widely known companies.

Trades of our common stock are conducted on the OTC Bulletin Board. We anticipate applying for listing of our common stock on NYSE AMEX LLC. We cannot ensure that we will be able to satisfy the listing standards of the NYSE AMEX LLC or that our common stock will be accepted for listing. Should we fail to satisfy the initial listing standards of the NYSE AMEX LLC, or our common stock is otherwise rejected for listing and remains listed on the OTC Bulletin Board or suspended from the OTC Bulletin Board, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult to obtain accurate stock quotations and raise needed capital. Also, because major wire services generally do not publish press releases about these companies, it is also more difficult for them to obtain coverage for significant news and events.

In addition, the price at which our common stock may be sold is very unpredictable because there could be very few trades in our common stock. We cannot predict the extent to which an active public market for our common stock will develop or be sustained at any time in the future. If our common stock is thinly traded, a large block of shares traded can lead to a dramatic fluctuation in the share price.

We expect that the price of our common stock will fluctuate substantially, potentially adversely affecting the ability of investors to sell their shares.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations in response to the following factors, many of which are generally beyond our control. These factors may include:

  volume and timing of orders for our products;
  the introduction of new products or product enhancements by us or our competitors;
  quarterly variations in our or our competitor's results of operations;
  announcements of technological or medical innovations for treating spine, knee and hip pathologies;
  our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;
  changes in governmental regulations or in the status of our regulatory approvals, clearances or applications, including announcements of actions by the FDA or other regulatory agencies;
  changes in the availability of third-party reimbursement in the United States or other countries;
  the acquisition or divestiture of businesses, products, assets or technology;
  disputes, litigation or other developments with respect to intellectual property rights or other potential legal actions;

  changes in earnings estimates or recommendations by securities analysts; and
  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Market price fluctuations may negatively affect the ability of investors to sell our shares at consistent prices.

We may become involved in securities class action litigation that could divert management's attention and harm its business.

The stock market in general and the stocks of medical device companies in particular have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation which would be expensive and divert management's attention and resources from managing the business.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the price of our common stock.

At this time, no securities analyst provides research coverage of our common stock. Further, securities analysts may never provide this coverage in the future. Rules mandated by the Sarbanes Oxley Act of 2002 and other restrictions led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may remain difficult for a company with a smaller market capitalization such as ours to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our actual and potential market price and trading volume.

The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our shares.

Anti-takeover provisions in our charter documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our Certificate of Incorporation and Bylaws contain provisions that could delay or prevent a change in control of our company or changes in our Board of Directors that our stockholders might consider favorable. Some of these provisions:

  impose limitations on our stockholders to call special stockholder meetings; and
  authorize the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change in control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

Because our common stock may be a "penny stock," it may be more difficult for investors to sell shares of our common stock, and the market price of our common stock may be adversely affected.

Our common stock may be a "penny stock" if, among other things, the stock price is below $5.00 per share, we are not listed for trading on a national securities exchange or approved for quotation on the Nasdaq Stock Market or any other national stock exchange, or we have not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker also must give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. In addition, broker-dealers must provide customers that hold penny stock in their accounts with that broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

If applicable, the penny stock rules may make it difficult for investors to sell their shares of our common stock. Because of the rules and restrictions applicable to a penny stock, there is less trading in penny stocks and the market price of our common stock may be adversely affected. Also, many brokers choose not to participate in penny stock transactions. Accordingly, investors may not always be able to resell their shares of our common stock publicly at times and prices that they feel are appropriate.

A significant number of shares will become eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.

A number of our outstanding shares of common stock are eligible for resale by our stockholders. Furthermore, a significant number of additional shares will become eligible for resale beginning August 29, 2010, or sooner, as a result of the expiration of lock up provisions or other restrictions on resale. If our stockholders whose shares are, or hereafter become eligible for resale, sell or attempt to sell their stock in the public market, the trading price of our common stock could decline.

Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.

As of April 20, 2010, our directors, executive officers, principal stockholders and affiliated entities beneficially owned, in the aggregate, approximately 59.3% of our outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of our Board of Directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership also may have the effect of delaying or preventing a change in control of our Company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Our stock price could decline as a result of our failure to meet reporting and other regulatory requirements.

Our management team is responsible for our operations, reporting and compliance. Our failure to comply with the Sarbanes-Oxley Act, once our Company becomes subject thereto, and/or the reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Operating as a small public company also requires us to make forward-looking statements about future operating results and to provide some guidance to the public markets. Our management team has limited experience serving in a managerial capacity in a public company and as a result projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC or any stock market upon which our stock is traded.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires management's annual review and evaluation of our internal control systems. We have expended and expect to continue to expend significant resources and management time documenting and testing our internal systems and procedures. If we fail to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Absolute assurance also cannot be provided that testing will reveal all material weaknesses or significant deficiencies in internal control over financial reporting.

Privately-held businesses are not subject to the same requirements for internal controls as public companies. While we intend to address any material weaknesses at acquired companies, there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of acquired companies' internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

Our status as a public company may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As an operating public company, we expect the continued adherence to these rules and regulations will maintain or increase our compliance costs in 2010 and beyond and to make certain activities more time-consuming and costly than if we were not an operating public company. As an operating public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the NYSE AMEX LLC and other national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

Stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.

If future operations or acquisitions are financed through issuing equity securities, stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of our common stock. We expect to issue additional equity securities pursuant to employee benefit plans. The issuance of shares of our common stock upon the exercise of options may result in dilution to our stockholders.

We do not intend to pay cash dividends. Any return on investment may be limited to the value of our common stock, if any.

We have never declared or paid cash dividends on our capital stock (other than certain dividends that may have been paid by CKST in or before 2005). We currently expect to use available funds and any future earnings to develop, operate and expand our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility we may obtain may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be an investor's only source of potential gain from our common stock for the foreseeable future.

Our Certificate of Incorporation grants our Board of Directors the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our preferred stock may be designated into series pursuant to authority granted by our Certificate of Incorporation, and on approval from our Board of Directors. The Board of Directors, without any action by our stockholders, may designate and issue shares in classes or series as the Board of Directors deems appropriate and establish the rights, preferences and privileges of those shares, including dividends, liquidation and voting rights. The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our common shares. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Furthermore, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "project," "target," "forecast," "intend," "assume," "guide," "seek" and similar expressions. Forward-looking statements do not relate strictly to historical or current matters. Rather, forward-looking statements are predictive in nature and may depend upon or refer to future events, activities or conditions. Although we believe that these statements are based upon reasonable assumptions, we cannot provide any assurances regarding future results. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Information regarding our risk factors appears in "Risk Factors" beginning on page 3, which include, but are not limited to, the following:

  We may need to raise additional funds in the future to fund our operations and research, and these funds may not be available on acceptable terms, if at all.
  We expect to incur significant losses, either directly or indirectly through the companies in which we develop our products, for at least the next fiscal year, and we cannot assure you that we will ever be profitable.
  We have a limited number of products currently available for sale and there is a high risk that our research and development efforts might not successfully generate any viable product candidates in the future.
  Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and results of operations.
  Cost containment measures, pressure from our competitors and availability of medical reimbursement may impact our ability to sell our products at prices necessary to expand our operations and reach profitability.
  Sales of our products will depend on the availability of adequate reimbursement from third-party payors (such as governmental programs, for example, Medicare and Medicaid, private insurance plans and managed care programs), both in terms of the sales volumes and prices of our products.
  Legislative or administrative reforms to the U.S. or international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business, financial condition or results of operations.
  We must convince orthopedic and spine surgeons that our products are an attractive alternative to existing surgical treatments of orthopedic and spine disorders.
  Hospitals, surgeons, distributors and agents may have existing relationships with other medical device companies that make it difficult for us to establish new relationships with them. As a result, we may not be able to sell and market our products effectively.
  Our business plan relies on certain assumptions about the market for our products, which, if incorrect, may adversely affect our business and profitability.
  We expect to face significant competition as a result of the rapid technological changes in the medical devices industry, which could have an adverse effect on our business, financial condition or results of operations.
  We rely on single source manufacturers, which could impair our ability to meet demand for delivering our products in a timely manner or within our budget.
  Loss of any major customer could have a material adverse effect on our business, financial condition and results of operations.
  Our growth will depend on developing new products or product enhancements, requiring significant research and development, clinical trials and regulatory approvals, all of which are expensive and time-consuming and may not result in a commercially viable product.
  If we choose to grow our business by acquiring new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or successfully integrate them in a cost-effective and non-disruptive manner.

  We rely on our independent sales distributors and sales representatives to market and sell our products.
  We are dependent on the services of Andrew A. Brooks, M.D. and Michael Kvitnitsky, and the loss of either of them could harm our business.
  Failure to attract and retain skilled personnel and cultivate key academic collaborations will delay product development programs and business development efforts.
  If conflicts arise between collaborators or advisors and us, any of these parties may act in its self-interest, which may be adverse to our interests and the interests of our stockholders.
  If we fail to properly manage our anticipated growth, our business could suffer.
  If we fail to upgrade our management information systems, or if those systems do not operate as expected, we could experience significant disruption of our business and product developments and our results could suffer.
  If a natural or man-made disaster strikes a facility in which our products are manufactured, we could be unable to deliver our products for a substantial amount of time and our sales could decline.
  If we decide to market and sell our devices and products internationally, we would be subject to various risks relating to our international activities, which could negatively impact our business and financial results.
  We are subject to substantial governmental regulation that could change and thus force us to make modifications to how we develop, manufacture and price our products. Compliance with the various complex laws and regulations is costly and time consuming, and failure to comply can have adverse consequences on our business.
  Federal regulatory reforms may adversely affect our ability to sell our products profitably.
  We have not yet collected long-term clinical data to support the safety of our products, and our products may, therefore, prove to be less safe and effective than initially thought.
  The FDA requires us to obtain new Section 510(k) clearances or premarket approvals for modifications to our approved products. Otherwise, we may have to cease marketing, or to recall, the modified products until clearances are obtained.
  If we or our third-party manufacturers fail to comply with the FDA's Quality System Regulations, the manufacture of our products could be interrupted and our product sales and operating results could suffer.
  Some proponents have advocated the creation of a national database or registry that tracks how patients with artificial joints fare. Any requirement for surgeons to participate in such a registry may adversely affect our ability to sell our products profitably.
  We are an orthopedic medical device company with a limited operating history and our business may not become profitable.
  Our quarterly financial results are likely to fluctuate significantly because our sales prospects are uncertain and our sales are difficult to forecast.
  If we cannot adequately protect our patents and other intellectual property rights, we may lose market share to our competitors and be unable to operate our business profitably.
  Changes to intellectual property laws may negatively impact our ability to protect our intellectual property.
  The medical device industry is characterized by patent and other intellectual property litigation, and we could become subject to litigation that could be costly, result in diverting management's time and efforts, require us to pay damages, and/or prevent us from marketing our existing or future products.
  Patent infringement lawsuits brought against us could have a material adverse affect on our ability to develop and sell our products and to operate profitably.
  We may be subject to damages resulting from claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of their former employers.
  Some countries may require us to grant compulsory licenses to third parties. These licenses could be extended to include some of our products or potential product, which may limit our potential revenue opportunities.
  Fluctuations in the cost and availability of insurance could adversely affect our profitability or our risk management profile.
  Potential future product liability claims and other litigation, including contract litigation, may adversely affect our business, reputation and ability to attract and retain customers.

  Any claims relating to our making improper payments to physicians for consulting services, or other potential violations of regulations governing interactions between us and healthcare providers, could be time-consuming and costly.
  Our common stock may be thinly traded.
  We expect that the price of our common stock will fluctuate substantially, potentially adversely affecting the ability of investors to sell their shares.
  We may become involved in securities class action litigation that could divert management's attention and harm its business.
  Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the price of our common stock.
  Anti-takeover provisions in our charter documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
  Because our common stock may be a "penny stock," it may be more difficult for investors to sell shares of our common stock, and the market price of our common stock may be adversely affected.
  A significant number of shares will become eligible for future sale by our stockholders and the sale of those shares could adversely affect the stock price.
  Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.
  Our stock price could decline as a result of our failure to meet reporting and other regulatory requirements.
  Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
  Our status as a public company may make it more difficult to attract and retain officers and directors.
  Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.
  Stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.
  We do not intend to pay cash dividends. Any return on investment may be limited to the value of our common stock, if any.
  Our Certificate of Incorporation grants our Board of Directors the power to designate and issue additional shares of common and/or preferred stock.

Additional information concerning these risk factors can be found in "Risk Factors" beginning on page 3. Forward-looking statements in this prospectus should be evaluated in light of these important factors.

USE OF PROCEEDS

We are registering theses shares pursuant to registration rights granted to the selling stockholders. We are not selling any securities under this prospectus and we will not receive any proceeds from the sale by the selling stockholders of their common stock. If and when the placement agent exercises any placement agent warrants, we will receive the amount of the exercise price unless the warrants are exercised on a cashless basis. The Placement Agent Warrants are for the purchase of 575,613 shares of the Company's common stock, the number that is equivalent to six percent (6%) of the number of shares of common stock sold in the transaction to Approved Investors, at an exercise price of $0.44 per share. If all of the Placement Agent Warrants are exercised, the Company would receive approximately $253,270 in cash, unless any of the Placement Agent Warrants are exercised on a cashless basis. We expect that any proceeds which we receive from the exercise of the Placement Agent Warrants will be used for working capital and general corporate purposes.

DILUTION

The common stock to be sold by the selling stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders in connection with the offer and sale by the selling stockholders of common stock currently issued and outstanding.

However, 575,613 shares of common stock underlying the placement agent warrants are also being registered pursuant to this registration statement. Such shares are not currently issued and outstanding. If any of the placement agent warrants to purchase 575,613 shares of common stock are exercised, our stockholders may experience a reduction in their ownership interest in the Company, however such reduction would not be material.

SELLING STOCKHOLDERS

Except as otherwise indicated, the following table sets forth certain information with respect to the beneficial ownership of our common stock including the names of the selling stockholders, the number of shares of common stock known by the Company to be owned beneficially by the selling stockholders as of April 20, 2010, the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus, the number of shares owned by the selling stockholders after completion of the offering and the percentage of shares to be owned by the selling stockholders after completion of the offering. Except for Frost Gamma Investments Trust, the Company knows of no selling stockholder that will own more than 1% of our outstanding common stock after the sale of shares owned by such selling stockholder. After completion of the sale of the shares owned by Frost Gamma Investments Trust and offered by this prospectus, Frost Gamma Investments Trust would beneficially own 31,822,339 shares of common stock, representing 13.82% of our outstanding common stock, assuming no warrants are exercised by the placement agent, and 13.78% of the common stock, assuming all of the warrants held by the placement agent are exercised. The table has been prepared based upon a review of Exchange Act filings related to the Company and additional information furnished to us by or on behalf of the selling stockholders.

Name of Selling Stockholder	Shares of Stock Owned Prior to Offering	Shares of Stock to be Offered for the Selling Stockholder's Account	Shares of Stock to be Owned by the Selling Stockholder After Completion of the Offering	Percent of the Common Stock to be Owned by the Selling Stockholder After Completion of the Offering
Alan Mandel	95,000	95,000	0	0.00%
Alan Mandel	285,714	285,714	0	0.00%
Andrew Moon	142,857	142,857	0	0.00%
Barry Fine	100,000	100,000	0	0.00%
Bassan Investments LLC	100,000	100,000	0	0.00%
Benjamin Kaminash	285,714	285,714	0	0.00%
Bruce Pollack	405,030	71,428	333,602 (1)	*
Canyon State Masonry Inc	142,857	142,857	0	0.00%
Chanel Gold Enterprise	100,000	100,000	0	0.00%
Charles David Stadterman	100,000	100,000	0	0.00%
Matthew Coffin TR UA 10/07/08 Coffin Family Trust	1,428,571	1,428,571	0	0.00%
Cyrus Hadidi	750,000	750,000	0	0.00%
David C Blatte	405,030	71,428	333,602 (1)	*
David Mittler	57,142	57,142	0	0.00%
David H Shepard TR UA 01/02/02 David Haspel Shepard Rev Liv Trust	285,714	285,714	0	0.00%
David Thalheim	100,000	100,000	0	0.00%
Dominguez Investments	142,857	142,857	0	0.00%
Donald S Shepard	142,857	142,857	0	0.00%
Joseph S. Levy TR UA 06/17/98 Dr Joseph S Levy Rev Liv Trust	71,428	71,428	0	0.00%

Ed Baroody	57,142	57,142	0	0.00%
Edward C Gomez	142,857	142,857	0	0.00%
Frost Gamma Investments Trust	33,250,911	1,428,572	31,822,339	13.82%
George & Son Partners 2008-1 LLP	94,285	94,285	0	0.00%
Gilbert Hooper & Danielle Hooper JT TEN	71,428	71,428	0	0.00%
Glenn Marshak	71,428	71,428	0	0.00%
Gregory Schroeder & Silvia Schroeder TR UA 05/10/05 Gregory & Silvia Schroeder Fam Trust	85,714	85,714	0	0.00%
Hank Yunes & Marci Yunes JT TEN	100,000	100,000	0	0.00%
Hugo Reiter & Arlene Reiter JT TEN	300,000	300,000	0	0.00%
Ingrid K Pelerin TR UA 09/13/96 Ingrid K Pelerin Rev Liv Trust	71,428	71,428	0	0.00%
Ira Levy	71,428	71,428	0	0.00%
J & C Johnstone Family Limited Partnership	100,000	100,000	0	0.00%
Jack Parks	57,142	57,142	0	0.00%
Jacqueline Simkin TTEE Amended & Restated DTD 12/16/03 Jacqueline Simkin Trust	2,545,510	285,714	2,259,796	*
James J Bischoff & Lucinda G Bischoff TR UA 02/02/87 James & Lucinda Bischoff Fam Liv Trust	71,428	71,428	0	0.00%
Jason Hirzel & Kelly Hirzel JT TEN	285,714	285,714	0	0.00%
Jay R Flackoff	30,000	30,000	0	0.00%
Jay G Goldman	142,857	142,857	0	0.00%
Irv Goldman TR UA 04/24/95 Jay Goldman & Stephanie Goldman Irrev Trust	142,857	142,857	0	0.00%
Jiansheng Zhao	100,000	100,000	0	0.00%
Jim Miller	100,000	100,000	0	0.00%
Joe Hadden	100,000	100,000	0	0.00%
John Ritchie & Christine Ritchie JT TEN	285,714	285,714	0	0.00%
John Radtke	100,000	100,000	0	0.00%
Jorge Wolf	300,000	300,000	0	0.00%
Josh Berman	142,857	142,857	0	0.00%
Joshua Mandel	100,000	100,000	0	0.00%
Lester Pollack	405,030	71,428	333,602 (1)	*
Lonnie Ogulnick & Dara Ogulnick JT TEN	57,142	57,142	0	0.00%
Louis Olivia and Stacy Olivia JT TEN	100,000	100,000	0	0.00%
Michael Sinel	142,857	142,857	0	0.00%
Mike Miller	71,428	71,428	0	0.00%
Next View Capital LP	857,143	857,143	0	0.00%
Paul Musschoot	100,000	100,000	0	0.00%
Phillip George & Daughter Partners 2008-1 LLP	94,285	94,285	0	0.00%
Phillip T George	458,707	97,142	361,565	*
Portal Ventures LLC	2,000,000	2,000,000	0	0.00%

Richard Paz & Dalit Paz JT TEN	57,142	57,142	0	0.00%
Richard J Rosenstock	100,000	100,000	0	0.00%
Richard Paul Yurich TR UA 06/11/08 The Richard Paul Yurich Rev Liv Trust	285,714	285,714	0	0.00%
Rick Miner	100,000	100,000	0	0.00%
Robert Margolis & Elizabeth Margolis JT TEN	285,714	285,714	0	0.00%
Robert Bergmann	405,033	71,428	333,605 (1)	*
Robert H Hartley	142,857	142,857	0	0.00%
Robert Halm	57,142	57,142	0	0.00%
Robert Sudack	40,000	40,000	0	0.00%
Scoggin Capital Management LP II	1,428,571	1,428,571	0	0.00%
Scoggin International Fund Ltd	1,428,571	1,428,571	0	0.00%
Shari Notowitz	71,428	71,428	0	0.00%
Tevis Margolis	71,428	71,428	0	0.00%
VED Software Services	28,571	28,571	0	0.00%
Virginia Myers & Ernie Myers JT TEN	285,714	285,714	0	0.00%
Wendy F Lumish	100,000	100,000	0	0.00%
W R Everett & Kathleen Everett JT TEN	100,000	100,000	0	0.00%
Yukiyo Matsumura & Machi Liu JT TEN	200,000	200,000	0	0.00%
Ladenburg Thalmann & Co. Inc.	575,613	575,613	0	0.00%

* Less than 1%.

(1) The stockholder was a member of CP Cardio LLC which previously owned 2,001,615 shares of the Company. The shares were distributed to the members of CP Cardio LLC.

__________

None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates except as follows:

In consideration for investment banking services rendered to us by Ladenburg Thalmann & Co. Inc. ("Ladenburg"), as placement agent for the private placement offering, we issued to Ladenburg warrants to purchase 575,613 shares of the Company's common stock, a number of shares that is equivalent to six percent (6%) of the number of shares of common stock sold in the private placement to Approved Investors, at an exercise price of $0.44 per share. The services rendered by Ladenburg included serving as financial advisor to the Company in connection with raising equity and equity related capital for the Company. The warrants have an exercise price of $0.44 per share and a term of five years.

Frost Gamma Investments Trust is a 10% owner of the Company. Frost Gamma Investments Trust owned 33,250,911 shares of common stock of the Company prior to the offering. The Company sold 1,428,572 shares of common stock of the Company for the account of Frost Gamma Investments Trust. Frost Gamma Investments Trust owns 31,822,339 shares of common stock or 13.78% percent of the Company after completion of the offering.

Lonnie Ogulnick owns stock in the Company as Lonnie Ogulnick & Dara Ogulnick JT TEN. Lonnie Ogulnick is a registered financial advisor with Ladenburg and Managing Director of Ladenburg Thalmann Private Client Services.

Richard Rosenstock owns stock in the Company as Richard J Rosenstock. Richard Rosenstock is a registered broker with Ladenburg and a director of Ladenburg Thalmann Financial Services.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. However, we will receive gross proceeds of up to approximately $253,270 from the issuance of shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of the placement agent warrants, if and when they are exercised, unless such warrants are exercised on a cashless basis. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  through the writing of options, whether such options are listed on an options exchange or otherwise;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  sales pursuant to Rule 144;

  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under applicable provisions of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker- dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market- making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $70,624 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The Company appointed Ladenburg as the Company's exclusive placement agent for the private placement offering. There is a common principal stockholder of both the Company and of Ladenburg. Furthermore, certain senior managers of the placement agent are stockholders of the Company. After reviewing all information related to the transaction between the Company and Ladenburg, a potential related party transaction, the Company's Audit Committee approved the related party transaction. Ladenburg, as the placement agent, for acting in such capacity for the shares of common stock offered in the private placement offering, received: (i) a cash commission equal to eight percent (8%) of the gross proceeds from the offering that was received from Approved Investors; (ii) a cash non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the offering to Approved Investors; (iii) reimbursement of Ladenburg's out-of-pocket expenses related to the offering, including its legal fees and expenses up to $40,000; and (iv) the issuance to Ladenburg of warrants to purchase 575,613 shares of common stock equal to six percent (6%) of the number of shares sold in the offering to Approved Investors, at an exercise price of $0.44 per share.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 750,000,000 shares of common stock, with a par value of $0.001 per share and 50,000,000 shares of preferred stock.

Common Stock

As of April 20, 2010, there were 230,293,141 shares of our common stock issued and outstanding, held by 262 stockholders of record. Holders of common stock are entitled to (i) one vote for each share at all meetings of stockholders, (ii) receive, subject to the prior rights of holders, if any, of outstanding stock having prior rights as to dividends, dividends as may be declared by the Board of Director, and (iii) subject to the prior rights of holders, if any, of outstanding stock having prior rights as to asset distributions, our remaining assets upon liquidation, dissolution or winding up of our company. The holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock now outstanding are fully paid and nonassessable.

In conjunction with first tranche and the second tranche of the private placement that closed on October 27, 2009 and November 13, 2009 respectively, Cardo Medical, Inc. issued to the placement agent warrants to purchase 575,613 shares of the Company's common stock, at an exercise price of $0.44 per share. The Placement Agent Warrants expire on November 13, 2014. The shares of the Company's common stock underlying the Placement Agent Warrants are being registered under the registration statement of which this prospectus constitutes a part.

Preferred Stock

As of April 20, 2010, there were no shares of our preferred stock currently issued and outstanding.

Our Certificate of Incorporation and Bylaws contain provisions that could delay or prevent a change in control of our Company or changes in our Board of Directors that our stockholders might consider favorable. Some of these provisions:

  impose limitations on our stockholders to call special stockholder meetings; and

  authorize the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including to delay or impede a merger, tender offer or proxy contest involving our Company. Any delay or prevention of a change in control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

Our common stock is quoted on the OTC Bulletin Board under the trading symbol "CDOM.OB".

INTERESTS OF NAMED EXPERTS AND COUNSEL

None

INFORMATION WITH RESPECT TO THE REGISTRANT

Description of Business

The following business description should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement.

Organization

Overview

Cardo Medical, Inc. ("Cardo", the "Company", "we", "us" or "our") is an orthopedic medical device company specializing in designing, developing and marketing high performance reconstructive joint devices and spinal surgical devices. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Spinal surgical devices involve products to stabilize the spine for fusion and reconstructive procedures. Within these areas, we are focused on developing surgical devices, instrumentation and techniques that will enable surgeons to move what are typically inpatient surgical procedures to the outpatient world. We commercialize our reconstructive joint devices through our Reconstructive division and our spine devices through our Spine division.

In December 2006, we initiated a limited release and began sales of the Align 360TM unicompartmental knee device, a partial knee resurfacing device for the medial or lateral part of the knee. Since then, we have received approval under Section 510(k) of the Federal Food, Drug and Cosmetic Act ("Section 510(k)") for the following:

  Uniquely instrumented patellofemoral arthroplasty, a resurfacing device for the back of the kneecap and distal femur;

  Total knee system which has both a posterior cruciate sacrificing as well as a posterior cruciate sparing component design;

  Total hip replacement system along with its monopolar and bipolar hip systems; and

  Spinal lumbar fusion system and its cervical plate and screw systems.

Nature of Business

We develop and distribute high performance reconstructive orthopedic and spinal surgery products to various medical organizations. We are focused on moving surgical procedures which have been traditionally performed in a hospital inpatient environment to an outpatient setting by providing better instrumentation, which encourages facile surgical techniques and less intimidation to surgeons. We work in small, focused development teams in conjunction with leading surgeons to rapidly develop products from conception to launch. We launched and commenced clinical usage on a limited basis of our first product, a high performance, unicompartmental knee replacement, in late 2006. We have continued an aggressive and focused research and development program to fill out our product portfolio since our uni-knee introduction.  We have developed a complete line of FDA-approved and market ready knee reconstruction and total hip product lines which promote unique procedural innovations. Additionally, we now have an FDA approved, competitive portfolio of products for cervical and lumbar fusion surgery. Our spine division has a robust pipeline of novel products at various stages of development for future release. Counter to traditional innovation companies, we are focused on procedural innovations where often the technique is developed first with novel instrumentation and a simpler surgical approach, with the implant being developed secondarily.

See Note 16 to our consolidated financial statements included in this Prospects for information regarding our operating segments.

Products

The following is a listing of our current products:

Knee Portfolio

Our knee portfolio has been designed to create a system which allows surgeons to view knee procedures as a "remodeling" of the joint. The surgeon can choose to remodel either the medial or lateral compartment, the patellofemoral joint, a combination thereof, or a full knee "remodeling". Our full knee system is bone conserving and thin which creates an aesthetically pleasing x-ray. We expect to release a simple and novel patient specific instrumentation approach by the fourth quarter of this year.

  Align 360TM Unicompartmental Knee System - A uniquely instrumented high performance partial knee replacement that allows resurfacing of either the medial or lateral compartments of the knee. This product promotes the consistent balancing of the flexion and extension gaps for unicompartmental knee surgery. The system reduces intimidation factor for new surgeons, is simple to utilize, creates an easy and reproducible outcome without any capital cost outlays by the hospital to allow surgeons to perform this procedure.

  Align 360TM Patellofemoral System - A uniquely instrumented and novel patellofemoral system that allows resurfacing of the patellofemoral joint. This product is an anatomic system that addresses the disease of the patellofemoral joint. The instrumentation system for this is novel, simple, reproducible and reduces intimidation factor for surgeons. The patellofemoral system is designed to work in conjunction with our unicompartmental system which allows surgeons to address patients with bi-compartmental disease by preserving ligaments, both anterior and posterior cruciate ligaments.

  Align 360TM Total Knee System - A uniquely instrumented high performance total knee system consisting of posterior-stabilized and cruciate retaining femoral components. We expect to release a simple, elegant and novel approach to patient specific instruments by Q4 2010.

Hip Portfolio

  Cardo Total Hip System - A taperloc type of hip system that allows replacement of the ball and socket of the hip joint. This product offers a dual taper hip design for total hip arthroplasty complemented by our Bipolar and Monopolar Hip Systems for hip fracture applications.

  Cardo Bipolar Hip System - A bipolar hip that allows replacement of the ball of the hip from either fracture, tumors or reconstruction from some other type of pathology.

  Cardo Monopolar Hip System - A monopolar hip that allows replacement of the ball of the hip from either fracture, tumors or reconstruction from some other type of pathology.

Spinal Product Line

  Cardo Lumbar Pedicle Screw/Rod System - A pedicle screw and rod system for instrumentation of lumbar spine fusion incorporating an evolutionary locking mechanism allowing for high screw angulation.

  Cardo Cervical Plate/Screw System - An innovative low-profile system for cervical spine fusion incorporating an integrated, floating tapered-ring locking mechanism to simplify surgical procedure.

  Cardo Intervertebral System - A PEEK system offering uniquely wide openings to allow for optimal bone graft delivery and fusion.

Our products listed above have received Section 510(k) approval. We have a number of earlier stage research and development projects underway, some of which have received Section 510(k) approval and others that may be submitted for regulatory approval in the future. Several projects within our pipeline involve alternative bearing surfaces for arthroplasty.

Orthopedic Industry

According to the 2008-2009 Orthopaedic Industry Annual Report published by Orthoworld, Inc., which we refer to herein as the Industry Annual Report, the worldwide market for orthopedic products in 2008 was estimated to be $35.7 billion, representing an 9.9% increase from the previous year. According to this report, more than 90 percent of joint replacements are performed on people over the age of 45. With a predicted growth of three percent for the elderly population (65+) and a similar growth rate among those aged 45-64, the report suggests that demographics alone will drive growth in the global orthopedic industry. We also believe that the orthopedic industry will continue to grow due to an increasingly older population and extended life spans in the United States and other developed countries worldwide.

According to the Industry Annual Report, the world's seven largest joint replacement companies (and the only ones with global joint replacement sales in excess of $200 million) - Zimmer, Johnson & Johnson, Stryker, Smith & Nephew, Biomet, Wright Medical and Aesculap - generated 91% of hip, knee, shoulder and other joint product sales in 2008. We believe that the size of these companies often leads them to concentrate their marketing and research and development efforts on products that they believe will have a relatively high minimum threshold level of sales. As a result, there is an opportunity for a smaller orthopedic company, such as ours, to focus on smaller, higher-growth sectors of the orthopedic market, while still offering a comprehensive product line to address the needs of its customers in a customized and interactive fashion.

Orthopedic devices are commonly divided into several primary sectors corresponding to the major subspecialties within the orthopedic field: reconstruction, trauma, arthroscopy, spine and biologics. Management's initial focus is on innovation related to reconstructive joint devices and spinal products, as discussed below.

Reconstructive Joint Device Market

Most reconstructive joint devices are used to replace or repair joints that have deteriorated as a result of disease or injury. Despite the availability of non-surgical treatment alternatives such as oral medications, injections and joint fluid supplementation, severe cases of disease or injury often require reconstructive joint surgery.

Reconstructive joint surgery involves modifying the bone area surrounding the affected joint and inserting one or more manufactured components, and also may involve using bone cement.

The reconstructive joint device market is generally divided into the areas of hips, knees and extremities. According to the Industry Annual Report, it is estimated that the worldwide reconstructive joint device market had sales of approximately $12.7 billion in 2008, an increase of nearly 10% over sales in 2007, with hip and knee reconstruction representing the largest sectors.

Knee Reconstruction. The knee joint involves the surfaces of three distinct bones: the lower end of the femur, or thigh bone, the upper end of the tibia, or shin bone, and the patella, or kneecap. Cartilage on any of these surfaces can be damaged due to disease or injury, leading to pain and inflammation requiring knee reconstruction. According to the Industry Annual Report, knee reconstruction was the largest sector of the reconstructive joint device market in 2008, with estimated sales of approximately $6.5 billion worldwide.

One of the major trends in knee reconstruction includes the use of minimally invasive techniques to accomplish reconstructive goals with less damage to surrounding soft tissues. Our uni-compartmental device has been designed to be inserted through small incision surgery with an innovative instrumentation approach. Our design approach was to develop an innovative instrumentation system to improve and simplify surgical technique for a clinically proven implant concept. We believe that our system allows the surgeon to simply and reproducibly balance both flexion and extension gaps. This is a general approach we plan to continue with our other products.

Hip Reconstruction. The hip joint is a ball-and-socket joint that enables the large range of motion that the hip performs in daily life. The hip joint is most commonly replaced due to degeneration of the cartilage between the head of the femur (the ball) and the acetabulum or hollow portion of the pelvis (the socket). This degeneration causes pain, stiffness and a reduction in hip mobility. According to the Industry Annual Report, it is estimated that the worldwide hip reconstruction market had sales of approximately $5.4 billion in 2008.

Similar to the knee reconstruction market, major trends in hip replacement procedures and implants are to extend implant life and to preserve bone stock for possible future procedures. New products have been developed that incorporate advances in bearing surfaces from the traditional polyethylene surface. These alternative bearing surfaces include metal-on-metal, cross-linked polyethylene and ceramic-on-ceramic combinations, which exhibit improved wear characteristics and lead to longer implant life. In addition to advances in bearing surfaces, implants that preserve more natural bone have been developed in order to minimize surgical trauma and recovery time for patients. These implants, known as bone-conserving implants, leave more of the hip bones intact, which may be beneficial given the likelihood of future revision replacement procedures as the average patient's lifetime increases. Bone-conserving procedures are intended to enable patients to delay their first total hip procedure and may significantly increase the time from the first procedure to the time when a revision replacement implant is required. Our hip product portfolio, currently consisting of three products, is focused on improving the surgical techniques for bone-conservative procedures. These products integrate implant designs that are based on predicate devices (i.e., a device with a similar design that has already received clearance) with successful long-term clinical histories. We are actively engaged in several research and development efforts to develop better instrumentation for less traumatic surgeries, improved component designs and bearing surfaces to increase longevity of our devices.

Spine Market

Back and neck pain is one of the leading causes of healthcare expenditures in the United States, with a direct cost of approximately $86 billion annually for diagnosis, treatment and rehabilitation, according to an article published in The Journal of the American Medical Association (published February 13, 2008). According to the Industry Annual Report, sales of spine products in the U.S. market for 2008 totaled $4.6 billion and $6.5 billion worldwide, an increase of 13% in global revenues over 2007. This report continues to state that growth in the last two years has slowed dramatically from the 20+ percent increases experienced in the early 2000's and for the first quarter of 2009, growth does not appear to have picked up.

The spine consists of vertebrae, which are 29 separate bones connecting the skull to the pelvis. The vertebrae are joined together by soft tissue structures that provide the core of the human skeleton. Within the spinal column, the spinal cord, which is the body's central nerve pathway, is protected by the bony parts of the vertebrae. Nerves contained in the spinal column exit through the foramen openings to the rest of the body. Vertebrae are joined to each other in pairs which are often referred to as motion segments. These motion segments move by means of three joints: two facet joints and one spine disc. The facet joints provide stability and enable the spine to bend and twist while the discs absorb pressures and shocks to the vertebrae.

The four major categories of spine disorders are degenerative conditions, deformities, trauma and tumors. The largest market, and the focus of our spinal research and development business, is degenerative conditions of the facet joints and disc space. These conditions can result in instability and pressure on the nerve roots as they exit the spinal column, causing back pain or radiating pain in the arms or legs.

The recommended treatments for spine disorders depend on the severity and duration of the disorder. Initially, physicians will prescribe non-operative procedures, including bed rest, bracing, medication, lifestyle modification, exercise, physical therapy, chiropractic care and steroid injections. In most cases, non-surgical treatment options are effective; however, many patients do not respond to non-operative treatments and require spine surgery to alleviate their symptoms.

It is estimated that in excess of one million patients undergo spine surgery each year in the United States. The most common spine surgery procedures are: discectomy, which consists of the removal of all or part of a damaged disc;

laminectomy, the removal of all or part of a lamina, or thin layer of bone, to relieve pinching of the nerve and narrowing of the spinal canal; and fusion, where two or more adjoining vertebrae are fused together to provide stability. All three of these procedures require access to the spine through either a traditional open approach or through smaller, less invasive methods using various types of retractors or other percutaneous techniques.

We believe that the implant market for spine surgery procedures will continue to grow because of the following market dynamics:

Demographics. The population most likely to experience back pain is likely to grow as a result of our aging baby boomer population. The first baby boomers turned 62 in 2008, and over the next two decades we will see a substantial increase in our aging population. We believe that this generation of older people is less willing to compromise on reducing activity levels and is more interested in treatments that will allow a more rapid return to activities with shorter periods of disability.

Increased Acceptance of Implants. The implementation of implants for use in spine surgery has become the standard of care over the past decade. In the last five years, there has been a substantial and significant increase in the percentage of spinal fusion surgeries using implants. According to Millennium Research Group, an estimated 85% or more of all spinal fusion procedures involve an implant. The current generation of modern trained spine surgeons has accepted usage of implants as the gold standard for achieving optimal results.

Increased Demand for Newer Technologies. Because of the ubiquitous nature of back pain, the market is interested in newer technologies, such as motion preservation, and novel minimally invasive techniques which would potentially allow earlier intervention in the degenerative process of the spine for many patients.

Recent Transactions

On June 30, 2009, we completed the first tranche of a private placement with investors to purchase 8,689,319 shares of our common stock, par value $0.001 per share, at a price of $0.35 per share for gross proceeds of $3,041,260. The common shares sold under this private placement have a 24-month lock up provision.

On October 16, 2009, we issued an additional 485,714 shares of our common stock with a 24-month lock up provision for gross proceeds of $170,000.

On October 27, 2009 and November 13, 2009, we completed another private placement with investors to purchase an aggregate of 17,757,837 shares of our common stock, par value $0.001 per share, at a price of $0.35 per share for gross proceeds of $6,215,250. The Company filed a registration statement with the U.S. Securities and Exchange Commission to register for resale the shares and shares underlying the placement agent warrants issued under this private placement. The registration statement was declared effective on January 6, 2010.

Net proceeds from these two private placements were used for working capital to build inventory and instrumentation in order to meet anticipated sales levels and to acquire substantially all of the assets of Vertebron, Inc. ("Vertebron"). On April 21, 2009, Vertebron filed for Chapter 11 bankruptcy protection in the District of Connecticut. The asset acquisition was the result of a Chapter 11 auction process, approved by the United States Bankruptcy Court for the District of Connecticut.

Vertebron, a spinal implant device company located in Stratford, CT, designed, developed, manufactured and sold spinal implant products focused on fusion technology for the lumbar and cervical spine as well as motion preservation technologies. We purchased all of Vertebron's inventory and fixed assets and retained 100% ownership of all Vertebron's implant technologies for spinal surgery. We also acquired all intellectual property rights owned by Vertebron. Through a previous licensing agreement, we currently market and distribute the PSS Pedicle Screw and SCP Cervical Plate systems. The inventory acquired in the Vertebron transaction will allow us to expand sale of spine products.

In the last fiscal quarter of 2009 we used $1,170,000 in order to complete the Vertebron transaction and raised net proceeds of approximately $5,871,000 through a private placement. With this recent net cash infusion, the available funds are not projected to meet all of our working capital needs for the next twelve months. At December 31, 2009, we had approximately $4,973,000 in cash. We anticipate that we will sustain losses through the first three quarters of 2010, and may require outside sources of additional capital to supplement operations which creates substantial doubt about our ability to continue as a going concern.

Management intends to use borrowings and securities sales to mitigate the effects of our use of that cash. However, we cannot assure you that debt or equity financing, if and when required, will be available. Our ability to continue as a going concern is dependent upon receiving additional funds either through the issuance of debt or through common and/or preferred stock and the success of management's plan to expand sales. Although we may obtain external financing through the sales of our own securities, there can be no assurance that such financing will be available, or if available, that any such financing would be on terms acceptable to us. If we are unable to fund our cash flow needs, we may have to reduce or stop planned growth or scale back operations and reduce staff.

Acquisitions

Cardo Medical, LLC ("Cardo LLC") was formed on April 6, 2007 as a California limited liability company for the purpose of acquiring an interest in the medical device business conducted by Accin Corporation directly and through Accin's interests in Cervical Xpand, LLC and Uni-Knee, LLC. Following Cardo LLC's organization:

  Cardo LLC and Accin formed a Delaware limited liability company on April 20, 2007 under the name Accelerated Innovation, LLC;

  On May 21, 2007, Accin contributed substantially all of its business, properties and assets, including its majority interests in Cervical Xpand and Uni-Knee, to Accelerated Innovation in exchange for a 62.5% interest in Accelerated Innovation and the distribution referenced below in the amount of $3.75 million;

  Concurrently with the above, on May 21, 2007, Cardo LLC contributed $3.75 million to Accelerated Innovation in exchange for a 37.5% interest in Accelerated Innovation; and

  The amount of $3.75 million was distributed by Accelerated Innovation to Accin.

Under the terms of Accelerated Innovation's Limited Liability Company Agreement, Cardo LLC was granted an option to purchase the 62.5% interest in Accelerated Innovation held by Accin for a purchase price of $6.25 million. Following the exercise of that option in June 2008, Cardo LLC acquired all of the interests in Accelerated Innovation held by Accin, and Accelerated Innovation became a wholly-owned subsidiary of Cardo LLC.

Prior to that, in February 2008, Cardo LLC entered into Membership Interest Purchase Agreements with the holders of the minority membership interests in Cervical Xpand and Uni-Knee. Cervical Xpand and Uni-Knee were formed as New Jersey limited liability companies on July 12, 2005 and May 10, 2006, respectively, for the purpose of conducting research and development activities. Prior to the closing of the transactions contemplated by the Membership Interest Purchase Agreements, Accelerated Innovation, as the assignee of Accin's assets, owned 52.083% of the membership interests in Cervical Xpand and 51.21% of the membership interests in Uni-Knee, and the minority holders held the remaining outstanding interests. Upon the closing of the transactions contemplated by the Membership Interest Purchase Agreements, in June 2008, Cardo LLC acquired the outstanding membership interests from the minority holders for an aggregate purchase price of $1,437,510 for the Cervical Xpand interests and $2,049,180 for the Uni-Knee interests. As a result, Cardo LLC owned all of the interests in Cervical Xpand and Uni-Knee directly and indirectly through its ownership of Accelerated Innovation.

On June 18, 2008, Cardo LLC entered into a Merger Agreement and Plan of Reorganization with clickNsettle.com, Inc. ("CKST") and Cardo Acquisition, LLC, a California limited liability company and wholly-owned subsidiary of CKST. Upon the consummation of the transactions contemplated by the Merger Agreement, CKST acquired Cardo LLC through a merger of Cardo LLC with Cardo Acquisition, with Cardo LLC continuing as the surviving entity in the merger and a wholly-owned subsidiary of CKST. Pursuant to the Merger Agreement, all of the issued and outstanding units of Cardo LLC's membership interests were converted into the right to receive shares of the common stock of CKST.

On or about the signing of the Merger Agreement with CKST, Frost Gamma Investments Trust and other investors invested $12,975,000 in Cardo LLC in exchange for units of Cardo LLC's membership interests. Dr. Phillip Frost, Chairman and Chief Executive Officer of Opko Health, Inc. and non-executive Chairman of the Board of Directors of Teva Pharmaceutical, Inc., is the trustee and beneficiary of Frost Gamma Investments Trust. Cardo LLC used approximately $9.7 million of the proceeds from these investments to close on the acquisition of the outstanding equity interests of three partially owned subsidiaries of Cardo LLC (Accelerated Innovation, LLC, Cervical Xpand, LLC and Uni-Knee, LLC), to repay an existing member loan (in the amount of $1.2 million) and for transaction expenses, and used the remaining funds to accelerate its research and product development.

Under the terms of the Merger Agreement with CKST, at the closing of the merger, each Cardo LLC unit of membership interest issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of common stock of CKST. As a result of the merger with CKST, CKST's stockholders and optionholders owned approximately 5.5% of the combined company on a fully diluted basis (or 11,298,979 shares of common stock outstanding and underlying options), the members of Cardo LLC, excluding the new investors, owned approximately 64.8% of the combined company on a fully diluted basis (or 133,440,942 shares of common stock), the new investors owned approximately 28.5% of the combined company on a fully diluted basis (or 58,641,701 shares of common stock), and optionholders of Cardo LLC owned approximately 1.2% of the combined company on a fully diluted basis (or 2,398,400 shares of common stock underlying those options).

Following the closing of the merger with CKST, each of Cervical Xpand, Uni-Knee and Accelerated Innovation merged with and into Cardo LLC, which is now the sole subsidiary of the Company and Cardo LLC converted into a Delaware limited liability company.

We are headquartered in Beverly Hills, California. In connection with the consummation of the merger with CKST, CKST approved through its stockholders an amendment to its Amended and Restated Certificate of Incorporation to change its name from "clickNsettle.com, Inc." to "Cardo Medical, Inc." CKST's trading symbol was "CKST.OB," which has changed to "CDOM.OB" in connection with the name change. Cardo Medical's common stock is quoted on the National Association of Securities Dealers, Inc.'s, Over-the-Counter Bulletin Board, or the OTC Bulletin Board.

To achieve our growth objectives, we are considering different strategies, including growth through acquisitions and raising additional capital. As a result, we are constantly and aggressively evaluating and we will continue to evaluate other companies and businesses for potential synergies that would add value to our existing operations.

Government Regulation

United States

Health care, in general, is a highly regulated industry with various state and federal laws and regulations having particular application to the Company. Our products are principally regulated by the U.S. Food and Drug Administration, or the FDA, under the Federal Food, Drug, and Cosmetic Act (the "Act"). Some of our products are also regulated by state agencies under laws similar to their federal FDA counterparts. FDA regulations and the requirements of the Act affect the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, recordkeeping, advertising and promotion of our medical device products. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

  product design and development;
  product testing;
  product manufacturing;
  product labeling;
  product storage;
  premarket clearance or approval;
  advertising and promotion; and
  product sales and distribution.

Generally, before we can market a new medical device, marketing clearance from the FDA must be obtained through either the pre-market notification process under Section 510(k) of the Act or through application for a pre-market approval, or PMA, under Section 515 of the Act. The FDA typically grants a Section 510(k) clearance if the applicant can establish that the device is substantially equivalent to a predicate device (i.e., a device with a similar design that has already received clearance). It generally takes approximately three months from the date of a Section 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required. The FDA may find that a Section 510(k) clearance is not appropriate or that substantial equivalence has not been shown and, as a result, will require a PMA application.

PMA applications must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of human clinical trials, bench tests and laboratory and animal studies. The PMA application also must contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling and any training materials. The PMA application process can be expensive and generally takes significantly longer than the Section 510(k) process. Additionally, the FDA may never approve the PMA application. As part of the PMA application review process, the FDA generally will inspect the manufacturer's facilities to ensure compliance with applicable quality system regulatory requirements, which include quality control testing, control documentation and other quality assurance procedures.

If human clinical trials of a medical device are required and the device presents a significant risk, the sponsor of the trial must file an investigational device exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more institutional review boards, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more institutional review boards without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, we cannot assure you that the FDA will determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The trial also must comply with the FDA's IDE regulations and informed consent must be obtained from each subject.

If the FDA determines that we are not in compliance with the law, it can institute proceedings to detain or seize products, issue a market withdrawal, enjoin future violations and seek civil and criminal penalties against us and our officers and employees. If we fail to comply with these regulatory requirements, our business, financial condition and results of operations could be harmed.

Thus far, all of our approved products have been cleared by the FDA through the Section 510(k) pre-market notification process. We have not needed to conduct any clinical trials in order to support our regulatory approvals. Regulations regarding the manufacture and sale of our products are subject to change. We cannot predict the effect, if any, that these changes might have on our business, financial condition and results of operations. In addition to granting approvals for our products, the FDA has the authority to randomly inspect us for compliance with regulatory requirements that apply to our operations. These requirements include labeling regulations, manufacturing regulations, quality system regulations, regulations governing unapproved or off-label uses and medical device regulations. Medical device regulations require a manufacturer to report to the FDA serious adverse events or certain types of malfunctions involving its products. The FDA inspects device and drug manufacturing facilities in the United States in order to assure compliance with applicable quality system regulations. As discussed in the section below titled "Manufacturing and Supply," we currently outsource the manufacture of our products to third-party vendors.

Further, we are subject to various federal and state laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws and physician self-referral laws. Violations of these laws can result in criminal and/or civil punishment, including fines, imprisonment and, in the United States, exclusion from participation in government health care programs. The scope of these laws and related regulations is expanding and their interpretation is evolving and subject to change. Increased enforcement of these laws and regulations has resulted in greater scrutiny of marketing practices in our industry. If a governmental authority were to determine that we do not comply with these laws and regulations, then we and our officers and employees could be subject to criminal and civil sanctions, including exclusion from participation in federal health care reimbursement programs. This could also effect the manner in which our products are marketed and the manner in which we would conduct business.

Recently Enacted Health Care Reform Legislation

Congress recently passed health care reform legislation, specifically, the "Patient Protection and Affordable Care Act" and the "Health Care and Education Reconciliation Act." The President signed the measure into law on March 23, 2010, and, on March 30, 2010, the President signed into law a "reconciliation" bill that modifies certain provisions of the same. This legislation is considered by some to be the most dramatic change to the country's health care system in decades.

The principal aim of the law as currently enacted is to expand health insurance coverage to approximately 32 million Americans who are currently uninsured. The law's most far-reaching changes do not take effect until 2014, including a requirement that most Americans carry health insurance. The consequences of these significant coverage expansions on the sales of the Company's products are unknown and speculative at this point.

The enacted legislation contains many provisions designed to generate the revenues necessary to fund the coverage expansions. The most relevant of these provisions are those that impose fees or taxes on certain health-related industries, including medical device manufacturers.

Beginning in 2013, each medical device manufacturer will have to pay an excise tax (or sales tax) in an amount equal to 2.3 percent of the price for which such manufacturer sells its medical devices. This tax applies to all medical devices, including the Company's products and product candidates. The effect, if any, of such tax on future sales is speculative.

Additionally, the legislation as enacted also provides for increased enforcement of the fraud and abuse regulations previously mentioned, which may result in higher compliance-related costs.

International

In the future, we plan to seek the required regulatory approvals and comply with extensive regulations governing product safety, quality, manufacturing and reimbursement processes in order to market our products in some major foreign markets, which may include countries in Latin America, Europe or Asia. These regulations vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the United States, and requirements for approval may differ from FDA requirements.

If we sell any of our products internationally, the products will be subject to certain foreign regulatory approvals. In order to market our product devices in the member countries of the European Union, we will be required to comply with the European Medical Devices Directives and obtain "CE" mark certification. CE mark certification is the European symbol of adherence to quality assurance standards and compliance with applicable European Medical Devices Directives. Under the European Medical Devices Directives, all medical devices including active implants must qualify for CE marking. We also would be required to comply with other foreign regulations, such as obtaining Ministry of Health Labor and Welfare approval in Japan, Health Protection Branch approval in Canada, and Therapeutic Goods Administration approval in Australia, if we market in those jurisdictions.

Research and Development

Our research and development engineering personnel have extensive experience in developing medical devices to treat joint and spine pathologies. Our engineers work closely with surgeons to design devices that are intended to improve patient care, simplify surgical techniques and reduce overall costs. In addition to constantly enhancing and improving our current product offerings, we are focusing our research and development efforts in novel approaches to total knee arthroplasty, spinal motion preservation devices and products that promote new fusion techniques and minimally invasive surgical techniques for reconstructive and spinal surgery. Our research and development efforts are part of our overall business plan to become a market leader in providing solutions for the reconstructive joint and spine markets. To further promote this strategy, we are focused on converting these research and development efforts into commercially viable products that incorporate minimally invasive techniques and quick recovery to improve patient outcomes across all of our products. Currently, our research and development staff is located in New Jersey, and we also engage the services of independent contractors in that state. However, we are considering expansion of this staff by hiring engineers in California as well. We expect our research and development costs to maintain the 2009 levels as we continue to expend significant resources to develop and commercialize our products and potential products.

We currently do not have any formal consulting arrangements with our surgeons. However, we work with surgeons informally to obtain their feedback to enhance our products and to identify product candidates that we would like to develop. We plan to work closely with product opinion leaders to develop and enhance our product portfolio. During the years ended December 31, 2009 and 2008, we spent approximately $1,003,000 and $1,332,000 on research and development

Manufacturing and Supply

We do not have a manufacturing facility, and we currently do not intend to build manufacturing facilities of our own in the foreseeable future. We utilize third-party vendors to manufacture all of our implants and instruments, including components of our products, while internally performing product design and quality assurance. We currently use a variety of manufacturers for our devices.

Our outsourced manufacturing process typically involves machining semi-completed raw materials for both our metal and polyethylene components that make up our joint replacement systems. After being machined, the parts are inspected and processed in preparation for final polishing and finishing as needed. Prior to being packaged, our parts are inspected again to ensure that they are within approved specifications. We also use components in our devices that we acquire from other companies. We distribute both sterile and non-sterile implants and instruments.

Our outsourcing strategy is targeted at companies that meet FDA Quality Standards and our internal policies and procedure standards. Supplier performance is maintained and managed through a corrective action program intended to ensure that all product requirements are met or exceeded. We believe these manufacturing relationships minimize our capital investment, help control and reduce costs and allow us to compete with larger volume manufacturers and sellers of spine surgery and reconstructive surgical products.

We currently utilize a variety of manufacturers for our products and rely on a limited number of sources for our product components that are manufactured by third parties. In the future, we may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so.

Although we believe that alternative third-party manufacturers are available, we cannot assure you that we will be able to timely replace our third-party manufacturers immediately if one or more of them can no longer provide us with their manufacturing services. In addition, while we do not anticipate that we will encounter problems in obtaining adequate supplies of components, we cannot assure you that we will continue to be able to obtain components under acceptable terms and in a timely manner.

Sales and Marketing

We primarily rely on third-party independent distributors to market and sell our products. In the future, we intend to increase the number of our internal sales and marketing personnel and further build our own sales and marketing infrastructure to market some of our products targeting surgeons in certain regions. We also intend to continue collaborating with third-party independent distributors, including large regional distributors.

Customers

During the year ended December 31, 2009, we had three hospital customers that comprised 28.1%, 22.7% and 13.2% of our net sales. During the year ended December 31, 2008, we had three hospital customers that comprised

44.3%, 11.9% and 11.3% of our net sales. The loss of any major hospital customer may have a material adverse effect on our business, financial condition and results of operations.

Patents and Proprietary Technology; Trademarks

Patents

We have applied for U.S. and foreign patents covering several of our implant components, and some of our surgical instrumentation. As of December 31, 2009, we had 20 issued patents and 19 pending domestic and foreign patent applications covering seven devices.

Patents and intellectual property will continue to be an important aspect of the orthopedic and spine industry. In this regard, we intend to vigorously defend our intellectual property rights. We believe that our patents and products do not and will not infringe patents or violate proprietary rights of others, although it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. If some of our intellectual property and agreements relating to our products are deemed invalid, that action may have a material adverse effect on our financial condition and results of operations.

The medical device industry is characterized by patent and other intellectual property litigation, and we could become subject to litigation that could be costly, result in diverting management's time and efforts, require us to pay damages and/or prevent us from marketing our existing or future products. Patent litigation typically involves complex factual and legal questions. The outcome of such litigation is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time-consuming and could divert our management's attention. Our success will depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, the development, manufacture and sale of our products or potential products could be severely restricted or prohibited. Also, our competitors may independently develop similar technologies that are not restricted by other companies' patents, including ours. Due to the importance of our patents to our business, our market share can decline if we fail to protect our intellectual property rights.

A patent infringement suit brought against us or our partners may force us or our partners to halt the development, manufacture or sale of products or potential products that are claimed to be infringing, unless that party grants us or our partners rights to use its intellectual property. As a result, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products, which we may not be able to do on acceptable terms, or at all. Even if we or any partner were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our products or potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

As more companies enter the orthopedic and spine market, the possibility of a patent infringement claim against us grows. While we try to ensure that our products do not infringe others' patents and proprietary rights, our products, potential products and methods may be covered by patents held by our competitors.

Trademarks

At December 31, 2009, we had four registered trademarks with the U.S. Patent and Trademark Office, or USPTO, for the marks "Accin", "Align 360", "Vertebron" and "Cardo Medical"; we have an application pending for the mark "A La Carte."

Competition

The orthopedic and spinal device industry is highly competitive and dominated by a number of large companies with substantially greater financial and other resources than we have. Our largest competitors in the orthopedic and spinal surgical device market are DePuy Orthopaedics, Inc. and DePuy Spine, Inc. (divisions of Johnson & Johnson Company), Zimmer, Inc. (a subsidiary of Zimmer Holdings, Inc.), Stryker Howmedica Osteonics (a subsidiary of

Stryker Corporation), Smith & Nephew plc, Biomet Orthopedics, Inc. (a subsidiary of Biomet, Inc.), Medtronic Sofamor Danek, and Synthes Inc.

Companies in the industry compete on the basis of product features and design, innovation, service, the ability to maintain new product flow, relationships with key orthopedic surgeons and hospitals, the strength of their distribution network and price. While price is a key factor in the orthopedic market, other significant factors could negatively impact our results of operations and financial condition, including: technological innovation, reimbursement rates, surgeon preference, ease of use, clinical results and service provided by us and our representatives.

Our products are, and any potential products we commercialize will be, subject to intense competition. Many of our current and potential competitors have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. Many of these competitors also have significantly greater operating history and reputations than we do in our respective fields. We may not be able to compete successfully if we are unable to develop proprietary products that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same purpose. Because of the rapidly growing orthopedic market, we anticipate that companies will dedicate significant resources to developing competing products.

Regarding our spinal portfolio, we also face competition from a growing number of smaller companies with more limited product offerings and geographic reach than our larger competitors. These companies, who represent intense competition in specified markets, include, Orthofix International N.V. (parent of Blackstone Medical, Inc.), Alphatec Spine Inc. (a subsidiary of Alphatec Holdings, Inc.), Wright Medical Group, Inc., and NuVasive, Inc.

Product Liability and Insurance

We are subject to potential product liability risks that are inherent in the design, marketing and sale of orthopedic implants and surgical instrumentation. We have implemented strict quality control measures and currently maintain product liability insurance in amounts that we believe are typical in the industry for companies with a comparable size to ours. Our insurance premiums are based on our sales. We evaluate our levels of product liability insurance annually, as well as the amount of retention carried compared to other comparable companies in the industry. Due to the volatility of the insurance marketplace, the value of the product liability insurance products delivered and the small number of providers of these products, there can be no guarantees as to whether we will be able to secure coverage in the future at a reasonable cost.

Third-Party Reimbursement

Sales of our products will depend on the availability of adequate reimbursement from third-party payors (such as governmental programs, for example, Medicare and Medicaid, private insurance plans and managed care programs), both in terms of the sales volumes and prices of our products. Healthcare providers, such as hospitals that purchase medical devices for treating their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. These third-party payors may deny reimbursement if they feel that a device is not the most cost-effective treatment available, or was used for an unapproved indication. As such, surgeons are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of their involvement in the surgical procedures. We also believe that future reimbursement may be subject to increased restrictions both in the U.S. and internationally. If we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance.

Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.

Also, third-party payors are increasingly challenging the prices charged for medical products and services. Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products. Also, greater numbers of insured individuals are receiving (and will continue to receive over the next decade) their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined payment per member per month.

Legislative or administrative reforms to the U.S. or international reimbursement systems in a manner that significantly reduces reimbursement for procedures using our medical devices or denies coverage for those procedures could have a material adverse effect on our business, financial condition or results of operations. We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. We also cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably.

Healthcare Fraud and Abuse

Our relationship with surgeons, hospitals and the marketers of our products are subject to scrutiny under various state and federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. The federal anti-kickback laws prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs, such as remuneration provided to physicians to induce them to use certain medical devices reimbursable by Medicare or Medicaid. Healthcare fraud and abuse laws are complex and subject to evolving interpretations, and even minor, inadvertent violations potentially can give rise to claims that the relevant law has been violated. Certain states in which we market our products have similar anti-kickback, anti-fee splitting and self-referral laws, imposing substantial penalties for violations. Any violations of these laws could result in a material adverse effect on the market price of our common stock, as well as our business, financial condition and results of operations. We cannot assure you that any of the healthcare fraud and abuse laws will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with surgeons, hospitals and marketers of our products. In addition, possible sanctions for violating these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of these prohibitions.

We must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, which also can be triggered by violations of federal anti-kickback laws; Healthcare Insurance Portability and Accountability Act of 1996, which protects the privacy of individually identifiable healthcare information; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved or off-label uses of their products.

Employees

As of December 31, 2009, we employed 20 full-time employees.

Description of Property

As of December 31, 2009, we lease a warehouse facility in Van Nuys, California (near Los Angeles) under a month-to-month operating lease. We also lease office and warehouse facilities in Beverly Hills and Clifton, New Jersey (near New York City) under operating leases that expire in July 2010 and August 2012, respectively. We believe our facilities are adequate for our needs.

Legal Proceedings

From time to time, we may be a party to legal proceedings incidental to our business. We do not believe that there are any proceedings threatened or pending against us, which, if determined adversely to us, would have a material effect on our financial position or results of operations and cash flows.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

The Company's common stock currently trades on the OTC Bulletin Board under the symbol "CDOM.OB." The following table sets forth the quarterly high and low sales prices of our common stock for the fiscal years 2009 and 2008, as quoted on the OTC Bulletin Board. This information represents prices between dealers and does not include retail mark-ups, markdowns or commissions and may not represent actual transactions. All information related to stock price and numbers of common stock are post-split, which reflect a reverse split with clickNsettle.com which occurred in March of 2008.

	High	Low
Fiscal Year 2008
First Quarter	$3.90	$1.60
Second Quarter	$2.25	$1.05
Third Quarter	$2.90	$1.10
Fourth Quarter	$1.90	$1.25

Fiscal Year 2009
First Quarter	$2.25	$0.52
Second Quarter	$1.49	$0.65
Third Quarter	$1.15	$0.60
Fourth Quarter	$1.80	$0.35

Fiscal Year 2010
First Quarter	$0.96	$0.40
Second Quarter (through April 21, 2010)	$0.50	$0.35

As of April 21, 2010, there were approximately 262 registered holders of record of the common stock.

We have not paid any cash dividends on our common stock and do not plan to pay any such dividends in the foreseeable future. Our Board of Directors will determine our future dividend policy on the basis of many factors, including results of operations, capital requirements and general business conditions.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees, service providers and directors under the Company's compensation plans and arrangements as of the fiscal year ended December 31, 2009. For a description of equity compensation plans not approved by security holders see Note 14 to the Consolidated Financial Statements for the year ended December 31, 2009 included elsewhere in this Prospectus.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans
not approved by security holders	-	-	-

Equity compensation plans
approved by security holders	2,036,000(1)	$ 0.23	-
Total	2,036,000	$ 0.23	-

(1) Consist of options to purchase shares, which we assumed in connection with the reverse merger transaction with clickNsettle.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following discussion and analysis excludes the impact of clickNsettle.com, Inc. ("CKST")'s financial condition and results of operations prior to the merger on August 29, 2008 because they were not material in relation to the financial information for any of the periods presented below.

As used in this "Management's Discussion and Analysis of Financial Condition and Results of Operation," except where the context otherwise requires, the term "we," "us," "our" or "Cardo" refers to the business of Cardo Medical, Inc.

Overview

Cardo Medical, Inc. is an orthopedic medical device company specializing in designing, developing and marketing high performance reconstructive joint devices and spinal surgical devices. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Spinal surgical devices involve products to stabilize the spine for fusion and reconstructive procedures. Within these areas, we are focused on developing surgical devices, instrumentation and techniques that will enable surgeons to move what are typically inpatient surgical procedures to the outpatient world. We commercialize our reconstructive joint devices through our

Reconstructive division and our spine devices through our Spine division.. We launched and commenced sales of our first product in late 2006, which was a high performance unicompartmental knee replacement. We commenced sales of our other reconstructive products in 2007 and our spine products in 2008.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our consolidated financial statements. Those material accounting estimates that we believe are the most critical to an investor's understanding of our financial results and condition are discussed immediately below and are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management to determine the appropriate assumptions to be used in the determination of certain estimates.

Use of Estimates

Financial statements prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among other things, management makes estimates relating to allowances for doubtful accounts, excess and obsolete inventory items, the estimated depreciable lives of property and equipment, the impairment of goodwill and other intangible assets, share-based payment, deferred income tax assets and the allocation of the purchase price paid for the minority interests in Uni, Cervical and Accelerated Innovation. Given the short operating history of Cardo, actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when it's realizable and earned. Management considers revenue to be realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured.

Persuasive evidence of the arrangements occurs when we receive a signed contract from the hospital in which the surgery will be performed. Within that contract is the price at which the hospital will buy the device. Delivery occurs on the day of surgery when the device is implanted by the surgeon. Collectability is reasonably assured as we have continuing relationships with the hospitals and can pursue collections if necessary. As we do not accept returns and do not have any post-sale obligations, the date of revenue recognition is on the date of surgery.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include a royalty agreement, developed technology and customer relationships which are amortized on a straight-line basis over 2 to 10 years. Goodwill and other intangible assets were generated when Cardo acquired the non-controlling interests of Accelerated, Cervical and Uni.

Goodwill and Long-Lived Assets Impairment

Goodwill and long-lived assets are assessed for impairment annually or more frequently if events or circumstances occur that potentially indicate that the carrying amount of the assets may not be recoverable. Management concluded that there were no such events or changes in circumstances during 2009. We conduct our annual evaluations for impairment at the end of the fourth quarter of each year. Goodwill impairment testing compares the fair value of a reporting unit with its carrying value using discounted cash flow projections. Long-lived asset impairment testing compares the projected undiscounted future cash flows associated with the related assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. These evaluations require our management to make certain assumptions and estimate future revenues and profitability.

Based on the assessment performed for the year ended December 31, 2009, management determined that the fair value of the knee and hip reporting units were in excess of the corresponding assets' carrying value as of December 31, 2009. Accordingly, no impairment charges were recorded for the year ended December 31, 2009. During the annual evaluation for the year ended December 31, 2008, there was no projected revenue for the internally-developed spine product reporting unit related to Cervical. Accordingly, we performed a valuation of the goodwill related to the Spine reporting unit. Management used the discounted cash flow method by which it was determined that the goodwill no longer had any value. Consequently, we recognized $1,457,000 of impairment charges during the year ended December 31, 2008.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to five years. This estimate is based on the useful life of the individual items. When items are retired or disposed of, income is charged or credited for the difference between the net book value of the asset and the proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. This estimate is unlikely to experience any differences from what is reflected in the financial statements.

Share Based Payment

In order to determine compensation on options issued to consultants, and employees' options, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Management estimates the requisite service period used in the Black-Scholes calculation based on an analysis of vesting and exercisability conditions, explicit, implicit, and/or derived service periods, and the probability of the satisfaction of any performance or service conditions. Management also considers whether the requisite service has been rendered when recognizing compensation costs. Expected volatilities are based on the historical volatility of the components of the small cap sector of the Dow Jones medical equipment index for a period equal to the expected life of our options. We also measure the volatility of other public companies with similar size and industry characteristics to us for the same period. These measurements are averaged and the result is used as expected volatility. As there is no history of option lives at our company, the expected term of options granted is the midpoint between the vesting periods and the contractual life of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The forfeiture rate is based on an analysis of the nature of the recipients' jobs and relationships to us.

Income Taxes

On August 29, 2008, Cardo LLC consummated a reverse merger with CKST thereby adopting CKST as the taxpaying entity.

Our deferred tax assets and liabilities are recognized to reflect the estimated future tax effects, calculated at currently effective tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized. The estimated value of the deferred tax assets are subject to significant change based on the company's future profitability. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

In June 2008, the Financial Accounting Standards Board ("FASB") sought to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FASB prescribed a recognition threshold and measurement requirement for the financial statement recognition of a tax position that has been taken or is expected to be taken on a tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As such, we may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. Based on this analysis, our tax position is unlikely to change.

Inventory

Inventory is stated at the lower of cost or net realizable value as determined by assessing the gross profit less selling costs of each inventory item. Cost is determined on a first-in, first-out basis; and the inventory is comprised of work in process and finished goods. Work-in-process consists of fabrication costs paid relating to items not physically received. Finished goods are completed knee, spine and hip replacement products ready for resale to customers.

At each balance sheet date, management evaluates the ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product type. Among other factors, we consider current product configurations, historical and forecasted demand, market conditions and product life cycles when determining the net realizable value of the inventory. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the excess or obsolete inventory. We did not have any inventory considered by management to be excess or obsolete as of December 31, 2009. Based on the forecasted sales amounts, we do not expect any changes in net realizable value in the near future.

Recent Accounting Pronouncements

In July 2009, the FASB issued ASC 105-10, Generally Accepted Accounting Principles, which will become the single source of authoritative GAAP recognized by the FASB.  ASC 105-10 does not change current U.S. GAAP, but on the effective date, the FASB Accounting Standards Codification ("ASC")TM will supersede all then existing non-SEC accounting and reporting standards.  The ASC became effective for interim and annual reporting periods ending after September 15, 2009.  We adopted ASC 105-10 during the quarter ended September 30, 2009.

In May 2009, the FASB provided guidance on management's assessment of subsequent events.  It is not expected to significantly change practice because its guidance is similar to that in American Institute of Certified Public Accountants Professional Standards U.S. Auditing Standards Section 560, Subsequent Events, with some modifications.  We adopted this guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

In April 2009, FASB provided further guidance on fair value measurements and disclosures. It does not change the definition of fair value as previously detailed, but provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. We adopted this guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

In April 2009, the FASB amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities to provide additional disclosure requirements for other-than-temporary impairments for debt and equity securities. The FASB addressed the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. We adopted this amendment during the quarter ended June 30, 2009. The adoption of this amendment did not have a material impact on our results of operations, financial position or cash flows.

In April 2009, the FASB required that disclosures about the fair value of a company's financial instruments be made whenever summarized financial information for interim reporting periods is made. We adopted these requirements during the quarter ended September 30, 2009. The adoption of these requirements did not have a material impact on our results of operations, financial position or cash flows.

In June 2009, the FASB amended the standard for transfers and servicing of financial assets and extinguishments of liabilities. The amendment eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies and changes other sale-accounting criteria, changes the initial measurement of a transferor's interest in transferred financial assets and requires additional new disclosures. The new guidance will be effective January 1, 2010 for calendar year- end companies. We have not completed its evaluation, but do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

In June 2009, the FASB revised the standard for the consolidation of variable-interest entities. The revision eliminates the exemption for qualifying special purpose entities, requires a new qualitative approach for determining whether a reporting entity should consolidate a variable interest entity, and changes the requirement of when to reassess whether a reporting entity should consolidate a variable interest entity. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The new standard will be effective January 1, 2010 for calendar year-end companies. We have not completed our evaluation, but do not expect the adoption of this amendment to have a material impact on our consolidated financial statements.

Results of Operations and Financial Condition for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008

The following are the consolidated results of our operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

(In thousands)	Years Ended
	December 31,
	2009	2008	Variance

Net sales	$1,869	$1,268	$601
Cost of sales	380	197	183
Gross profit	1,489	1,071	418
Research and development expenses	1,003	1,332	(329)
Selling, general and administrative expenses	5,588	3,914	1,674
Impairment charges	-	1,457	(1,457)
Loss from operations	(5,102)	(5,632)	530
Interest income (expense), net	24	(20)	44
Loss before income tax provision	(5,078)	(5,652)	574
Provision for income taxes	-	-	-
Net loss	(5,078)	(5,652)	574
Less: Net income attributable to non-controlling interest	-	(148)	148
Net loss attibutable to Cardo Medical, Inc.	$(5,078)	$(5,800)	$722

Revenues

Net sales for the year ended December 31, 2009 increased by $601,000, or 47%, as compared to 2008. Wider acceptance of our Hip and Spine products by orthopedic and back surgeons resulted in higher sales volume in 2009. We experienced substantial growth in Spine sales, an increase of $191,000, in 2009 compared to 2008. Hip product sales were $393,000 in 2009 compared to $66,000 in 2008. Knee and Hip products accounted for 83% of sales for the year ended December 31, 2009. In 2008, these products accounted for 94% of sales.

Gross Profit and Cost of Sales

Cost of sales for the year ended December 31, 2009 increased by $183,000, or 93%, as compared to 2008 primarily due to increased sales volume on the products mentioned above. However, our gross profit percentage for 2009 was 79.7%, representing a decrease from 84.5% in 2008. This decrease was primarily a result of a variation of sales mix during the current year. In 2008, our knee products accounted for over 85% of sales; however, knee products only accounted for approximately 60% of sales in 2009. Our knee products ordinarily result in higher profit margins than our hip and spine products. As acceptance of our reconstructive and spine products continues to grow, it is expected that our 2010 profit margins will remain mostly consistent with 2009 but significant fluctuations in our sales mix can have an impact on the overall gross profit.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2009 decreased by $329,000, or 25%, from the corresponding period in 2008. In 2009, prototype costs were approximately $376,000 and were mostly attributable to our total knee and patellofemoral knee product research. The remainder of the 2009 expense is mostly attributable to labor costs. During the same period in 2008, prototypes costs were approximately $155,000. The prior year included $938,000 of in-process research and development expenses acquired in connection with the purchase of the non-controlling interest in Accelerated Innovation, LLC.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 increased by $1,674,000, or 43%, as compared to the same period in 2008. Payroll and related costs increased significantly in 2009 which reflects our fully staffed operations for the entire year compared to only part of the year in 2008. During 2008, we incurred $1,346,000 in legal and accounting fees which were primarily associated with the reverse merger transaction with CKST which occurred on August 29, 2008. With the reverse merger complete, such costs were reduced to $867,000 in 2009. Depreciation and amortization expense was $1,207,000 in 2009 compared to $561,000 in 2008. The increase was a result of increased capital expenditures required for instrumentation and other equipment necessary to support our anticipated growth. Amortization expense of intangible assets acquired in connection with the purchase of the non-controlling interest in Accelerated Innovation, LLC in June 2008, as well as amortization of capitalized license fees increased $326,000 in 2009 which reflects a full year of amortization compared to only part of 2008. Commission expense, which increased consistently with sales, increased $132,000 in 2009 compared to 2008. Other operating costs such as rent, warehouse and postage increased moderately in 2009 which reflected our increased facility space, inventory levels and overall volume of business transactions.

Impairment Expenses

Management conducted an analysis for recoverability of its goodwill, intangible and long-lived assets during 2009. Our analysis did not result in any impairment charges. In 2008, we recognized $1,457,000 in goodwill impairment for the Cervical Xpand LLC purchase.

Interest Income (Expense)

Interest income of $24,000 was earned on excess funds that were not being utilized for immediate working capital purposes. Net interest expense for the year ended December 31, 2008 amounted to $20,000, which consisted of interest expense of $48,000 relating to a note payable that was issued in February 2008 and repaid in July 2008, offset by interest income of $28,000.

Liquidity and Capital Resources

Net cash used in operating activities was approximately $4.8 million for the year ended December 31, 2009 in contrast to approximately $2.7 million for the year ended December 31, 2008. The most significant uses of cash related to the build up inventory levels, research and development costs and salaries.

Net cash used by investing activities was approximately $2.4 million for the year ended December 31, 2009 compared to approximately $1.8 million in 2008. In 2009, we purchased substantially all of the assets of Vertebron, Inc., primarily their spine inventories, for $1.3 million and added over $1 million of instrumentation and other property and equipment. The cash used by investment activities in 2008 primarily was attributable to the purchase of Cervical, Uni, Accerated Innovation and the reverse merger with CKST, as well as purchases of instrumentation and other equipment of $515,000.

Our net cash provided by financing activities was approximately $9 million for the year ended December 31, 2009 compared to approximately $6.7 million in 2008. During 2009, we completed a private placement in June that provided nearly $3.1 million, net of direct costs, and another private placement in November for approximately $5.9 million, net of direct costs. The cash provided by financing activities in 2008 consisted of the proceeds from capital contributions in 2008, the proceeds of which were used to acquire the remaining minority interests of Cervical, Uni and Accelerated Innovation.

In order to achieve our growth objectives, we are considering different strategies, including organic sales increases with new and existing health care facilities and growth through acquisitions. As a result, we are evaluating and we will continue to evaluate other companies and businesses for potential synergies that would add value to our existing operations.

Over the next 12 months, we intend to use our working capital to accelerate our research and product development, to add sales and marketing personnel, to increase in-house vendor-related operations, and to increase our inventory and instrumentation levels.

In the last fiscal quarter of 2009 we used $1,170,000 in order to complete the Vertebron transaction and raised net proceeds of approximately $5,871,000 through a private placement. With this recent net cash infusion, the available funds are still not projected to meet all of our working capital needs for the next twelve months. At December 31, 2009, we had approximately $4,973,000 in cash. We anticipate that we will sustain losses through the first three quarters of 2010, and may require outside sources of additional capital to supplement operations which creates substantial doubt about our ability to continue as a going concern.

Management intends to use borrowings and/or securities sales to provide additional cash to fund our operations. However, we cannot assure you that debt or equity financing, if and when required, will be available. Our ability to continue as a going concern is dependent upon receiving additional funds either through the issuance of debt or through common and/or preferred stock and the success of management's plan to expand sales. Although we may obtain external financing through the sales of our own securities, there can be no assurance that such financing will be available, or if available, that any such financing would be on terms acceptable to us. If we are unable to fund our cash flow needs, we may have to reduce or stop planned growth or scale back operations and reduce staff.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Contractual Obligations

We have contractual operating lease obligations on our warehouse and office facilities in Beverly Hills, California and Clifton, New Jersey whose aggregate minimum annual payments are as follows for the years ending December 31:

(In thousands)

2010	$161
2011	81
2012	54
$296

Forward Looking Statements-Safe Harbor

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed in "Risk Factors". Certain statements and information set forth in this Form S-1, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and the risk factors set forth herein in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Form S-1 or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider are included in "Risk Factors" beginning on page 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 24, 2008, we dismissed Pender Newkirk & Company LLP ("Pender") as our independent registered public accounting firm. Concurrent with this action on the same date, our audit committee appointed Stonefield Josephson, Inc. ("Stonefield") as our new independent registered public accounting firm. The decision to change accountants was approved by the audit committee and ratified by the Board of Directors.

The audit report of Pender on the financial statements of clickNsettle.com, Inc. as of and for the year ended June 30, 2008, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from October 3, 2007, the date we hired Pender, to the end of the most recent fiscal year on June 30, 2008 and from July 1, 2008 to the date of our dismissal of Pender, there have been no disagreements with Pender on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Pender's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. During the same period, there have been no reportable events, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

We provided Pender with a copy of the foregoing disclosures. A copy of a letter from Pender to the Securities and Exchange Commission, dated October 24, 2008, was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed on October 29, 2008. During the two most recent fiscal years, and the subsequent interim period prior to engaging Stonefield, neither the Company nor anyone on its behalf consulted Stonefield regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written or oral advice was provided by Stonefield that was a factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issues as set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information, as of April 21, 2010, concerning the individuals named below, including their ages and their positions:

Name	Age	Position
Andrew A. Brooks, M.D.	48	Chairman of the Board and Chief Executive Officer
Michael Kvitnitsky	45	President, Chief Operating Officer and Director
Derrick Romine	41	Chief Financial Officer
Stephen Liu, M.D.	49	Director
Joseph Loggia	50	Director
Thomas H. Morgan	56	Director
Ronald N. Richards, Esq.	43	Director
Steven D. Rubin	49	Director
Subbarao Uppaluri, Ph.D.	59	Director

Note - our Directors serve a term of one year.

Business Experience of Directors and Executive Officers During the Past Five Years

Andrew A. Brooks, M.D. Dr. Brooks serves as our Chairman of the Board and Chief Executive Officer. He founded Cardo Medical, LLC on April 6, 2007, and has served as the President and Chief Executive Officer and manager of Cardo and of Accelerated Innovation, LLC. Dr. Brooks has been in the private practice of orthopedic surgery since 1994, specializing in sports medicine, arthroscopy and joint reconstruction. He has previously served as a design consultant to major companies for joint reconstruction and sports medicine products. He currently maintains a part time surgical practice at the Southern California Orthopedic Institute in Van Nuys, California.

Dr. Brooks was a founder and managing partner of Specialty Surgical Centers, a group of multi-specialty outpatient surgical centers operating in Beverly Hills, Encino, Irvine, Arcadia and Westlake Village. These surgical centers were sold to Symbion Healthcare, Inc. in August 2005. Dr. Brooks currently serves as a managing partner of Specialty Surgical Center in Westlake Village. Dr. Brooks also co-founded the Ridgecrest Sports Rehabilitation Center in 1995, which was sold to a public company in February 1998.

Dr. Brooks is a graduate of the University of Southern California School of Medicine. He completed his residency in Orthopaedic Surgery at the University of Southern California, and subsequently completed a fellowship in arthroscopic reconstructive surgery and sports medicine at the Hughston Clinic in Columbus, Georgia. Dr. Brooks is board-certified by the American Board of Orthopaedic Surgery and is a Fellow of the American Academy of Orthopaedic Surgeons. He is also a Fellow of the American College of Surgeons and a member of the Arthroscopy Association of North America. He is an active member of the Los Angeles Chapter of the Young Presidents Organization.

Michael Kvitnitsky. Mr. Kvitnitsky serves as our President and Chief Operating Officer and as a director of our company. Since May 2007, Mr. Kvitnitsky has served as the Chief Operating Officer and manager of Cardo Medical, LLC and Accelerated Innovation, LLC. He also has served as the President and manager of Cervical Xpand, LLC, a developmental-stage spinal company, since July 2005, and of Uni-Knee, LLC, a developmental-stage orthopedic company, since May 2006. Mr. Kvitnitsky founded Accin Corporation, a medical device company, for which he has served as President, Chief Executive Officer and director since February 2005. Prior to that, Mr. Kvitnitsky was employed by Stryker Corporation (NYSE: SYK) from 1998 until January 2005; his last position with Stryker was Vice President, Innovation and Business Development, of Stryker International. His prior employment, from 1990 to 1998, included engineering and research positions with multinational medical device companies in the United States and, from 1986 to 1989, included research institutions in Ukraine.

Derrick Romine. Mr. Romine serves as our Chief Financial Officer. Mr. Romine served as our Secretary from August 2008 until February 2010. Since February 2008, Mr. Romine has served as the Chief Financial Officer of Cardo Medical, LLC. Prior to joining Cardo, he worked for 18 years in all aspects of finance and strategy, including corporate restructuring, capital structure management and organizational development. Most recently, from 2004 to February 2008, Mr. Romine served as Controller for Specialty Surgical Centers, following its acquisition by Symbion Healthcare, Inc. From 2000 to 2004, Mr. Romine held a key financial position at Doane Pet Care, Inc. As Doane's Director of Financial Planning and Control, he orchestrated financial modeling for the largest private label pet food manufacturer globally. Prior to that, from 1997 to 2000, he worked in strategic projects as Director of Strategy & Analysis at Service Merchandise Corporation, a retail company, where he focused specifically on corporate restructure and capital management. Prior to 1997, Mr. Romine held various financial and operational positions in both the public and private sector.

Stephen Liu, M.D. Dr. Liu serves as a director of our company. Dr. Liu currently serves as Chairman and Chief Executive Officer of ChiMed, Inc., a visual health content provider for consumers in Asia, Chairman of First China Capital Partners, a boutique merchant bank based in China, Hong Kong and the Taiwan, as well as Chief Executive Officer of Arrin Corporation (OTCBB:ARRI), a publicly traded shell company with no operations. From September 2000 through September 2008, Dr. Liu served as Chairman of InterBusiness Bank and from 1992 until 2006, Dr. Liu served on the faculty of the UCLA School of Medicine and was a team physician staff member for UCLA athletics for 8 years. Between 1994 and 2000, Dr. Liu provided clinical advisory services to Mitek Surgical Devices, Inc., a division of Johnson and Johnson, Innovative Devices, Inc., and Stryker of Greater China. Dr. Liu graduated from the University of Southern California School of Medicine, and trained as an orthopedic surgeon specializing in Sports Medicine.

Joseph Loggia. Mr. Loggia serves as a director of our company. Mr. Loggia has served as the Chief Executive Officer of Advanstar, Inc. and its wholly-owned subsidiary, Advanstar Communications, Inc., a leading worldwide media company providing integrated marketing solutions for the fashion, life sciences and powersports industries, since January 2004. As Chief Executive Officer, he led Advanstar's effort to develop and implement a new strategy, transforming the company from a traditional B2B publisher and trade show producer to a market-focused media company, culminating in a $1.14 billion sale of the company in 2007 to Veronis Suhler Stevenson, LLC, a private equity firm focusing on media, communications, information and education industries in North America and Europe. From 2001 through 2003, Mr. Loggia served as President and Chief Operating Officer of Advanstar, leading the company's efforts to enhance its operating efficiencies and implementing state-of-the-art data systems, new business development procedures and rewards, and a new growth-based management compensation system. From 1995 through 1998, he served as President and Chief Executive Officer of MAGIC International, producer of the MAGIC Marketplace apparel trade show, leading the acquisition of MAGIC by Advanstar in 1998. Prior to joining MAGIC, Mr. Loggia, who is a certified public accountant, was a manager at the accounting firm of Coopers & Lybrand in its fraud and financial investigations division, after having spent 10 years in law enforcement.

Thomas H. Morgan. Mr. Morgan serves as a director of our company. He is the Managing Member of Morgan Exploration, LLC, Morgan Marathon, LLC and Morgan United, LLC. Since 1982, Mr. Morgan also has been the founder and President of Morgan Energy Corporation, an oil and gas exploration company. Prior to that, he worked for Conoco Oil Company and Gulf Oil Company. Mr. Morgan has drilled, developed and owned interests in thousands of oil and gas wells throughout the Rocky Mountain region, Texas and Oklahoma. Through other entities, since 1985, Mr. Morgan has owned and developed numerous shopping centers, apartment complexes, condo towers and luxury single-family residences throughout the United States.

Ronald N. Richards, Esq. Mr. Richards serves as a director of our company. Mr. Richards has represented Specialty Surgical Centers, as one of its litigation counsel, and other medical professionals and clinics throughout Southern California. Since 2000, he was the senior partner of Ronald Richards & Associates based in Beverly Hills, California. Since 2003, Mr. Richards has served as Secretary of Sierra Towers Homeowners Association. Mr. Richards was a professor of law at the San Fernando Valley College of Law from 2006 to 2007. He has had numerous published opinions in the state courts and federal courts of appeal. Mr. Richards lectures to other attorneys on various legal matters and has published works on various related medical topics. In 2008, he obtained a Certificate of Management from the Anderson School of Management at the University of California, Los Angeles. Mr. Richards received his law degree from University of La Verne in 1995 and his undergraduate degree from the University of California, Los Angeles, in 1991.

Steven D. Rubin. Mr. Rubin serves as a director of our company. Mr. Rubin has served as Executive Vice President-Administration and as a director of OPKO Health, Inc. since May 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Prior to joining IVAX, Mr. Rubin was Senior Vice President, General Counsel and Secretary with privately-held Telergy, Inc., a provider of business telecommunications and diverse optical network solutions, from early 2000 to August 2001. In addition, he was with the Miami law firm of Stearns Weaver Miller Weissler Alhadeff & Sitterson from 1986 to 2000, in the Corporate and Securities Department. Mr. Rubin had been a shareholder of that firm since 1991 and a director since 1998. Mr. Rubin currently serves on the board of directors of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc., a medical device company, Prolor Biotech, Inc., a development stage biopharmaceutical company, Kidville, Inc., which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns-5 year olds, Non-Invasive Monitoring Systems, Inc., a medical device company, Castle Brands, Inc., a developer and marketer of premium brand spirits, SearchMedia Holdings Limited, a leading nationwide multi-platform media company based in Shanghai, China and Neovasc, Inc., a company developing and marketing medical specialty vascular devices.

Subbarao Uppaluri, Ph.D. Dr. Uppaluri serves as a director of our company. Dr. Uppaluri has served as Senior Vice President and Chief Financial Officer of OPKO Health, Inc. since May 2007. Dr. Uppaluri served as the Vice President, Strategic Planning and Treasurer of IVAX from 1997 until December 2006. Before joining IVAX, from 1987 to August 1996, Dr. Uppaluri was Senior Vice President, Senior Financial Officer and Chief Investment Officer with Intercontinental Bank, a publicly traded commercial bank in Florida. In addition, he served in various positions, including Senior Vice President, Chief Investment Officer and Controller, at Peninsula Federal Savings &

Loan Association, a publicly traded Florida S&L, from October 1983 to 1987. His prior employment, during 1974 to 1983, included engineering, marketing and research positions with multinational companies and research institutes in India and the United States. Dr. Uppaluri currently serves on the board of directors of Kidville, Inc., which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns-5 year olds, Non-Invasive Monitoring Systems, Inc., a medical devices company, and Winston Pharmaceuticals Inc., a specialty pharmaceutical company engaged in the discovery and development of products for pain management.

Relationship among Directors and Executive Officers

Pursuant to the terms of the Merger Agreement, Dr. Brooks nominated Messrs. Kvitnitsky, Loggia, Morgan and Richards and himself to serve as our directors, and Dr. Phillip Frost nominated Mr. Rubin and Dr. Uppaluri to serve as our directors. No family relationships exist among any of the individuals who will serve as our directors or executive officers.

Director Independence

Of the eight members of the Board of Directors six are determined to be independent, they are Stephen Liu, Joseph Loggia, Thomas H. Morgan, Steven D. Rubin, Ronald N. Richards and Subbarao Uppaluri, all of whom are independent directors as determined by the rules of NYSE AMEX, LLC (formerly the American Stock Exchange).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth a summary of compensation awarded to, earned by or paid to the executive officers of Cardo.

Name and Principal Position	Year	Salary	Bonus	Stock Options(1)(2)	All Other Compensation	Total
Andrew A. Brooks	2009	$ 250,000	$ -	$ -	$ -	$ 250,000
Chairman of the Board and Chief Executive Officer	2008	104,167(3)	-	29,250	-	133,417
Michael Kvitnitsky	2009	220,000	-	-	-	220,000
Chief Operating Officer and President	2008	156,140(4)	-	26,000	-	182,140
Derrick Romine	2009	180,000	-	-	-	180,000
Chief Financial Officer	2008	165,000(5)	-	61,100	-	226,100

(1) Options originally issued by Cardo Medical, LLC. In connection with the Merger, these options converted into options to purchase shares of our common stock.

(2) This column reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for grants of option awards. The methodologies and assumptions utilized in the valuation of these awards are set forth in Note 14 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) Reflects salary paid to Dr. Brooks from August 1, 2008 to December 31, 2008.

(4) Includes $34,140, which reflects 5% of the net receipts from the sale of the Align 360TM unicompartmental knee product, which Mr. Kvitnitsky was entitled to receive in accordance with his compensation arrangement with us. See "Employment Agreements and Change in Control Arrangements-Compensation Arrangement with Michael Kvitnitsky" below.

(5) Reflects salary paid to Mr. Romine from February 1, 2008 to December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable (1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Andrew A. Brooks, Chairman of the Board and Chief Executive Officer	45,000	180,000	-	$0.23	8/29/18	-	-	-	-
Michael Kvitnitsky, Chief Operating Officer and President	40,000	160,000	-	$0.23	8/29/18	-	-	-	-
Derrick Romine, Chief Financial Officer	94,000	376,000	-	$0.23	8/29/18	-	-	-	-

(1) These options vest in four equal installments on August 29, 2010, August 29, 2011, August 29, 2012 and August 29, 2013.

Director Compensation

We do not pay our directors compensation in connection with their service to the Board. We reimburse our directors for reasonable travel expenses related to that director's attendance at Board of Directors and committee meetings.

As of December 31, 2009, all non-employee directors, except Dr. Liu, hold an option to purchase 40,000 shares of common stock. Such options were originally issued by Cardo LLC, which converted into options to purchase shares of our common stock in connection with the Merger.

Oversight of Executive Compensation Programs

Based upon the Compensation Committee's review of our compensation design features, and our applied compensation philosophies and objectives, the Compensation Committee determined that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

Equity Incentive Plan

On April 8, 2010, our Board of Directors approved the Cardo Medical, Inc. 2010 Equity Incentive Plan (the "Plan"), subject to stockholder approval. Subject to adjustment in certain circumstances as discussed below, the Plan authorizes up to 23,000,000 shares of our common stock for issuance pursuant to the terms of the Plan. Awards granted under the Plan may consist of incentive stock options, stock appreciation rights (SAR), restricted stock grants, restricted stock units (RSU) performance shares, performance units or cash awards. Each award is subject to the terms and conditions set forth in the Plan and to those other terms and conditions specified by the Compensation Committee and memorialized in a written award agreement. As of April 21, 2010, no awards have been granted under the Plan. The Plan will be administered and interpreted by the Compensation Committee, provided that our board of directors may in any instance perform any of the functions of the Compensation Committee. The Compensation Committee will have full authority to grant awards under the Plan and determine the terms of such awards, including the persons to whom awards are to be granted, the type and number of awards to be granted and the number of shares of our common stock to be covered by each award. The Compensation Committee will also have full authority to specify the time(s) that which awards will be exercisable or settled.

Employment Agreements and Change in Control Arrangements

Michael Kvitnitsky Employment Agreement, as Terminated as of June 23, 2008

On January 31, 2005, Michael Kvitnitsky entered into an employment agreement with Accin Corporation, under which he served as Chief Executive Officer of Accin. Accin assigned this agreement to Cardo's wholly-owned subsidiary, Accelerated Innovation, LLC, on May 21, 2007, along with substantially all of the other assets of Accin. On June 6, 2008, Mr. Kvitnitsky and Accelerated Innovation entered into an amendment to this employment agreement to remove references to a shareholders agreement for Accin. On June 23, 2008, Cardo acquired all of the ownership interests in Accelerated Innovation held by Accin, and Accelerated Innovation became the wholly-owned subsidiary of Cardo. Upon the closing of this acquisition, Mr. Kvitnitsky and Accelerated Innovation terminated Mr. Kvitnitsky's employment agreement.

Prior to its termination, the term of the employment agreement was from June 1, 2005 through May 30, 2008, with automatic renewal thereafter for successive one-year periods ending on each May 30, unless (i) either party elected to terminate the employment agreement at the end of the then-current term by giving the other party four months' advance written notice, or unless the agreement was earlier terminated by Accelerated Innovation for "Cause" or by Mr. Kvitnitsky for "Good Reason," as defined in the employment agreement. The employment agreement was automatically renewed for one year on May 30, 2008 and terminated by mutual agreement effective June 23, 2008. Under this employment agreement, Mr. Kvitnitsky was entitled to receive the following compensation and benefits:

Initial annual base salary of $52,000; Eligibility to receive stock options upon implementing a stock option plan; Eligibility to share in "milestone" payments; Five weeks of paid time off, including sick, vacation and personal days; Reimbursement for all reasonable and necessary business-related expenses; Participation in the life and health insurance plans, 401(k) plan and other employee benefit plans and programs generally made available to other employees; and certain severance benefits if his employment was terminated by Accelerated Innovation without Cause or by Mr. Kvitnitsky for Good Reason. If Mr. Kvitnitsky fails to perform his duties under this agreement or to otherwise comply with the terms of this agreement, or if Mr. Kvitnitsky does not cure that failure within 30 days after his receipt of written notice of the failure, his employment will be terminated. Mr. Kvitnitsky will be afforded a reasonable opportunity to be heard by the Board of Directors prior to termination.

Compensation Arrangement with Michael Kvitnitsky, as Terminated as of June 23, 2008

Michael Kvitnitsky was entitled to receive 5% of net receipts from the sale of the Align 360™ unicompartmental knee product. For the year ended December 31, 2006, Accin (the party from which Cardo acquired its medical device business in 2007) paid $100,000 to Mr. Kvitnitsky under this arrangement, and paid him $6,863 for the period from January 1, 2007 through May 21, 2007 (the date of sale of Accin's business to Cardo). For the period from May 21, 2007 through December 31, 2007, Accelerated Innovation (which acquired Accin's medical device business) paid $22,918 to Mr. Kvitnitsky under this arrangement, and paid him $26,933 for the six months ended June 30, 2008.

Derrick Romine Employment Offer Letter

Derrick Romine serves as the Chief Financial Officer of Cardo, and will serve in that same capacity for Cardo, on an at-will basis pursuant to an employment offer letter dated September 5, 2008. This offer letter provides that Mr. Romine will receive an annual base salary of $180,000, a discretionary bonus of up to a maximum amount of $45,000 based on specific performance objectives tied to Cardo meeting its financial targets, and reimbursement for normal business expenses. In addition, he is entitled to participate in all health insurance and employee benefits adopted by Cardo and is eligible to accrue three weeks of vacation during his first year of employment. The offer letter also confirmed the grant of options to Mr. Romine exercisable for units of membership interests in Cardo, which converted into options exercisable for shares of common stock of Cardo upon completion of the Merger.

If Cardo terminates Mr. Romine's employment without "Cause" (as defined below), or if he terminates his employment without "Good Reason" (as defined below), at any time on or prior to September 4, 2010, Mr. Romine will be entitled to the following severance benefits: Cardo will pay Mr. Romine the sum of six months of his then-current monthly salary as severance payment to be paid in bi-weekly installments so long as he does not work or otherwise provide services to a competitor of Cardo during that six-month period. Fifty percent of Mr. Romine's unvested options will become fully exercisable as of the date of termination of his employment and, together with any vested options at the termination date, may be exercised pursuant to the terms thereof within 90 days of the termination date (or one year after the termination date if Mr. Romine dies during that 90-day period). The remaining unvested options at the termination date, to the extent not then presently exercisable, shall terminate as of the termination date and shall not be exercisable thereafter.

If Mr. Romine is terminated for Cause, or if he voluntarily terminates his employment or resigns from his positions with the Company without Good Reason, he will not be entitled to the Severance Benefits. As used in the offer letter, the term "Cause" means an act or omission that constitutes fraud, deceit, intentional misconduct, a knowing violation of law, recklessness or gross negligence that materially and adversely has affected or affects the business of Cardo, a material breach of any of Mr. Romine's obligations under any written agreement with Cardo, or material nonperformance of his duties to Cardo which has not been cured after 15 days' written notice from Cardo setting forth in reasonable detail the nature of the nonperformance. As used in the offer letter, the term "Good Reason" means a material breach by Cardo of any of their obligations under any written agreement with Mr. Romine, a substantial and unusual reduction in his duties, responsibilities or authority, or receipt of instructions to take actions in violation of law that has not been cured after 15 days' written notice from Mr. Romine to Cardo and setting forth in reasonable detail the nature of the action giving rise to the claim of Good Reason.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information with respect to the beneficial ownership of our outstanding common stock as of April 20, 2010, by (i) each nominee for director of ours, (ii) each named executive officer identified in the Summary Compensation Table, (iii) all nominees for director and nominees for executive officers as a group, and (iv) each stockholder identified as beneficially owning greater than 5% of our common stock. Except as otherwise indicated below, each person named in the tables has sole voting and investment power with respect to all shares of common stock beneficially owned by that person, except to the extent that authority is shared by spouses under applicable law. To our knowledge, none of the shares reported below are pledged as security.

For purposes of the following tables, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from April 20, 2010 upon exercise of options, warrants and/or other convertible or exercisable securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and other convertible or exercisable securities that are held by that person (but not those held by any other person) and that are convertible or exercisable within the 60-day period have been exercised. The percentage of outstanding common shares has been calculated based upon 230,293,141 shares of common stock outstanding on April 20, 2010. None of the stockholders listed below have any options, warrants or other derivative securities with respect to our common stock that are convertible or exercisable within 60 days from April 20, 2010, unless indicated otherwise below.

	Shares of Common Stock Beneficially Owned
Directors and Officers	Amount and Nature of Beneficial Ownership(1)		Percent of Class

Andrew A. Brooks, M.D.	61,869,189		26.86%
Michael Kvitnitsky	28,956,653		12.57%
Stephen Liu, M.D.	2,800,000	(2)	1.21%
Joseph Loggia	8,000		*
Thomas H. Morgan	7,863,615		3.42%
Ronald N. Richards, Esq.	675,205		*
Derrick Romine	771,941		*
Steven D. Rubin	53,197		*
Subbarao Uppaluri, Ph.D.	346,967		*
All directors and executive officers as a group (9 persons)	103,344,767		44.83%

*Indicates ownership of less than 1%.

(1) Includes currently exercisable options to purchase shares of common stock held by the directors and executive officers as follows: Dr. Brooks - 45,000; Mr. Kvitnitsky - 40,000; Mr. Loggia - 8,000; Mr. Morgan - 8,000; Mr. Richards - 8,000; Mr. Romine - 94,000; Mr. Rubin - 8,000 and Mr. Uppaluri - 8,000.

(2) Represents the following: (1) 200,000 shares held by Dr. Liu's spouse and mother-in-law as joint tenants, (2) 2,000,000 shares held by Portal Venture LLC and (3) 600,000 shares held by PacRim Capital Partners, LLC. Dr. Liu owns 35% of Portal Venture LLC and PacRim Capital Partners, LLC, and is a director of PacRim Capital Partners, LLC. Dr. Liu disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest in such securities.

	Shares of Common Stock Beneficially Owned
5% or More Shareholders (1)	Number and Nature of Beneficial Ownership	Percent of Class

Frost Gamma Investments Trust (2)	33,250,911	14.44%

(1) Based on information in separate Schedule 13D's dated September 8, 2008, Andrew A. Brooks, M.D. and Michael Kvitnitsky also are 5% or more stockholders. The business address of Andrew A. Brooks and Michael Kvitnitsky is 9701 Wilshire Boulevard, Suite 1100, Beverly Hills, CA 90212.

(2) Based on information in Amendment No. 2 to Schedule 13D dated December 8, 2009, Frost Gamma Investments Trust holds 33,250,911 shares of common stock. The business address of Frost Gamma Investments Trust is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137. Phillip Frost, M.D. is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Ladenburg

The Company appointed Ladenburg as the Company's exclusive placement agent for the private placement offering that closed in October and November 2009. Dr. Phillip Frost, through Frost Gamma Investments Trust, is a common principal stockholder of both the Company and of Ladenburg. Furthermore, certain senior managers of the placement agent are stockholders of the Company. After reviewing all information related to the transaction between the Company and Ladenburg, a potential related party transaction, the Company's Audit Committee approved the related party transaction. Ladenburg, as the placement agent, for acting in such capacity for the shares of common stock offered in the private placement offering, received: (i) a cash commission equal to eight percent (8%) of the gross proceeds from the offering that was received from Approved Investors; (ii) a cash non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the offering to Approved Investors; (iii)

reimbursement of Ladenburg's out-of-pocket expenses related to the offering, including its legal fees and expenses up to $40,000; and (iv) the issuance to Ladenburg of warrants to purchase 575,613 shares of common stock equal to six percent (6%) of the number of shares sold in the offering to Approved Investors, at an exercise price of $0.44 per share. The dollar value of the related party transaction is $317,198.

Frost Gamma Investments Trust

On June 30, 2009, in connection with a private placement of shares of the Company's common stock, Frost Gamma Investments Trust purchased 857,143 shares of the Company's common stock for an aggregate purchase price of $300,000. At the time of the purchase, Frost Gamma Investments Trust was a 10% shareholder of the Company's stock.

On October 27, 2009, in connection with a private placement of shares of the Company's common stock, Frost Gamma Investments Trust purchased 1,428,572 shares of the Company's common stock for an aggregate purchase price of $500,000. At the time of the purchase, Frost Gamma Investments Trust was a 10% shareholder of the Company's stock.

Dr. Stephen Liu

On June 30, 2009, in connection with a private placement of shares of the Company's common stock, PacRim Capital Partners, LLC ("PacRim") purchased 600,000 shares of the Company's common stock for an aggregate purchase price of $210,000. At the time of the purchase, Dr. Stephen Liu served as the President and Managing Member of PacRim, positions he held until January 2010. Dr. Liu currently serves as a director of PacRim and currently holds a 35% ownership interest in PacRim.

On October 27, 2009, in connection with a private placement of shares of the Company's common stock, Portal Venture LLC ("Portal Venture") purchased 2,000,000 shares of the Company's common stock for an aggregate purchase price of $700,000. At the time of the purchase, Dr. Liu served as the Managing Member of Portal Venture, a position he held until January 2010. Dr. Liu currently holds a 35% ownership interest in Portal Venture.

MATERIAL CHANGES

None

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company's Amended and Restated Certificate of Incorporation provides that the Company will indemnify an officer, director, or former officer or director, to the fullest extent permitted under the General Corporation Law of the State of Delaware or any other applicable laws as presently or thereafter in effect.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Akerman Senterfitt.

EXPERTS

The financial statements for the years ended December 31, 2008 and 2009, included in this prospectus to the extent and for the periods indicated in their reports, have been audited by Stonefield Josephson, Inc., independent registered public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission's EDGAR system. You may inspect these documents and copy information from them at the Commission's public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

CARDO MEDICAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Documents for the fiscal year ended December 31, 2009, extracted from our Annual Report on Form 10-K filed with the Securities and Exchange Commission March 31, 2010:

Report of Independent Registered Accounting Firm for the years ended December 31, 2009 and 2008

Financial Statements

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009 and 2008

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors
Cardo Medical, Inc.

We have audited the accompanying consolidated balance sheets of Cardo Medical, Inc. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years in the period ended December 31, 2009. These financial statements are the responsibility of the management of Cardo Medical, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cardo Medical, Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the two years in the period ended December 31, 2009 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations, negative cash flows from operations, an accumulated deficit and limited cash to fund future operations. These matters, among others, raise a substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
March 31, 2010

CARDO MEDICAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,
	2009	2008

Assets

Current assets
Cash	$4,973	$3,095
Accounts receivable	307	186
Inventories	3,256	942
Prepaid expenses and other current assets	65	107
Total current assets	8,601	4,330

Property and equipment, net	1,228	716
Goodwill	1,233	1,233
Intangible assets, net	4,353	5,003
Deposits and other assets, net	173	192
Total assets	$15,588	$11,474

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$851	$777
Total liabilities	851	777

Stockholders' equity
Common stock, $0.001 par value, 750,000,000 shares authorized,
230,293,141 and 203,360,271 issued and outstanding as of
December 31, 2009 and 2008, respectively	230	203
Additional paid-in capital	25,722	16,631
Note receivable from stockholder	(50)	(50)
Accumulated deficit	(11,165)	(6,087)
Total stockholders' equity	14,737	10,697
Total liabilities and stockholders' equity	$15,588	$11,474

The accompanying notes are an integral part of these consolidated financial statements.

CARDO MEDICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share amounts)

	Years Ended
	December 31,
	2009	2008

Net sales	$1,869	$1,268
Cost of sales	380	197
Gross profit	1,489	1,071
Research and development expenses	1,003	1,332
Selling, general and administrative expenses	5,588	3,914
Impairment charges	-	1,457
Loss from operations	(5,102)	(5,632)
Interest income (expense), net	24	(20)
Loss before income tax provision	(5,078)	(5,652)
Provision for income taxes	-	-
Net loss	(5,078)	(5,652)
Less: Net income attributable to non-controlling interest	-	(148)
Net loss attibutable to Cardo Medical, Inc.	$(5,078)	$(5,800)

Net loss available to common stockholders per share:
Basic and diluted	$(0.02)	$(0.03)

Weighted average shares outstanding:
Basic and diluted	207,455,258	168,762,052

The accompanying notes are an integral part of these consolidated financial statements.

CARDO MEDICAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

				Note
			Additional	Receivable
	Common Stock		Paid-in	from	Accumulated	Non-controlling
	Shares	Amount	Capital	Stockholder	Deficit	Interest	Total

Balance, December 31, 2007	133,440,954	$133	$1,442	$-	$(287)	$634	$1,922

Capital contribution	58,641,744	59	12,915	(900)	-	-	12,074
Reverse merger transaction	11,277,573	11	2,231	-	-	-	2,242
Collection of note receivable	-	-	-	850	-	-	850
Acquisition of non-controlling interest of Uni	-	-	-	-	-	(15)	(15)
Acquisition of non-controlling interest of Cervical	-	-	-	-	-	20	20
Acquisition of non-controlling interest of Accelerated	-	-	-	-	-	(787)	(787)
Fair value of vested stock option grants	-	-	43	-	-	-	43
Net loss	-	-	-	-	(5,800)	148	(5,800)
Balance, December 31, 2008	203,360,271	203	16,631	(50)	(6,087)	-	10,697

Issuance of common stock for private placements	26,932,870	27	8,984	-	-	-	9,011
Fair value of vested stock option grants	-	-	107	-	-	-	107
Net loss	-	-	-	-	(5,078)	-	(5,078)
Balance, December 31, 2009	230,293,141	$230	$25,722	$(50)	$(11,165)	$-	$14,737

The accompanying notes are an integral part of these consolidated financial statements.

CARDO MEDICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended
	December 31,
	2009	2008

Cash flows from operating activities
Net loss	$(5,078)	$(5,800)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,207	561
Stock option compensation	107	43
Impairment charges	-	1,457
In-process research and development expenses	-	938
Net income attributable to non-controlling interest	-	148
Changes in operating assets and liabilities:
Accounts receivable	(121)	22
Inventories	(1,013)	(505)
Prepaid expenses and other current assets	42	9
Accounts payable and accrued expenses	73	431
Net cash used in operating activities	(4,783)	(2,696)

Cash flows from investing activities
Purchases of property and equipment	(1,018)	(515)
Acquisition of Vertebron, Inc. assets	(1,300)	-
Increase in deposits and other assets	(32)	(79)
Proceeds from reverse merger transaction with Clicknsettle.com, Inc.	-	2,245
Payments made to acquire minority interest of subsidiaries	-	(3,487)
Net cash used in investing activities	(2,350)	(1,836)

Cash flows from financing activities
Proceeds from private placements, net of issuance costs	9,011	-
Capital contributions	-	12,924
Proceeds from notes payable	-	1,200
Repayment of notes payable	-	(1,200)
Distributions to Accin shareholders	-	(6,201)
Net cash provided by financing activities	9,011	6,723
Net change in cash	1,878	2,191
Cash, beginning of period	3,095	904
Cash, end of period	$4,973	$3,095

Supplemental disclosure of cash flow information:
Interest paid	$-	$48
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Capital contributions through note receivable from members	$-	$50
Asset acquisition (See Note 7):
Assets acquired	$1,300	$-
Cash consideration for assets acquired	$1,300	$-

The accompanying notes are an integral part of these consolidated financial statements.

CARDO MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cardo Medical, Inc. ("Cardo" or the "Company") is an orthopedic medical device company specializing in designing, developing and marketing high performance reconstructive joint devices and spinal surgical devices. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Spinal surgical devices involve products to stabilize the spine for fusion and reconstructive procedures. Within these areas, Cardo intends to focus on the higher-growth sectors of the orthopedic industry, such as advanced minimally invasive instrumentation and bone-conserving high performance implants. Cardo is focused on developing surgical devices that will enable surgeons to bridge the gap between soft tissue-driven sports medicine techniques and classical reconstructive surgical procedures.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of Cardo, Accelerated Innovation, Inc. ("Accelerated"), Uni-Knee LLC ("Uni") and Cervical Xpand LLC ("Cervical"). All significant intercompany transactions have been eliminated in consolidation. The non-controlling and minority interests in these companies was represented by a single balance in the consolidated balance sheet at December 31, 2007 (see Note 9). During the year ended December 31, 2008, the Company acquired the minority interests in Uni and Cervical, and the non-controlling interest in Accelerated. Therefore, there was no non-controlling or minority interest balance included in the consolidate balance sheet as of December 31, 2008.

For the period from August 29, 2008 to December 31, 2008, the consolidated financial statements also include the accounts of clickNsettle.com, Inc. ("CKST"), with whom the company completed a reverse merger on that date (see Note 11).

Management's Plan

As reflected in the accompanying financial statements, the Company has losses from operations, negative cash flows from operations, an accumulated deficit and limited cash to fund future operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. As more fully described in Note 10, the Company has been able to raise over $9 million net proceeds in 2009 through private placements of its securities. Notwithstanding success in raising this type of financing, there continues to be substantial doubt about the Company's ability to continue as a going concern.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company's ability to continue to raise capital and ultimately generate positive cash flows from operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

Use of Estimates

Financial statements prepared in accordance with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among other things, management makes estimates relating to allowances for doubtful accounts, excess and obsolete inventory items, the estimated depreciable lives of property and equipment, the impairment of goodwill and other intangible assets, share-based payment, deferred income tax assets and the allocation of the purchase price paid for the minority interests in Uni, Cervical and Accelerated. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. Cash and cash equivalents are stated at cost, which approximates market value. The Company has not experienced any losses related to this concentration of risk.

Accounts Receivable

The Company periodically assesses its accounts receivable for collectability on a specific identification basis. If collectability of an account becomes unlikely, an allowance is recorded for that doubtful account. Once collection efforts have been exhausted, the account receivable is written off against the allowance. The Company does not require collateral for trade accounts receivable and has not experienced any significant write-offs. Management believes that the full balance of accounts receivable as of December 31, 2009 is collectible.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis; and the inventory is comprised of work in process and finished goods. Work in process consists of fabrication costs paid relating to items currently in production. Finished goods are completed knee, spine and hip replacement products ready for sales to customers. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product type. Among other factors, the Company considers current product configurations, historical and forecasted demand, market conditions and product life cycles when determining the net realizable value of the inventory. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the excess or obsolete inventory. The Company did not have any inventory considered by management to be excess or obsolete as of December 31, 2009 or 2008.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to five years. When items are retired or disposed of, income is charged or credited for the difference between the net book value of the asset and the proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include a royalty agreement, developed technology and customer relationships which are amortized on a straight-line basis over 2 to 10 years. Goodwill and other intangible assets were generated when Cardo acquired the non-controlling interests of Accelerated, Cervical and Uni (refer to Note 9).

Goodwill and Long-Lived Assets Impairment

Goodwill and long-lived assets are assessed for impairment annually or more frequently if events or circumstances occur that potentially indicate that the carrying amount of the assets may not be recoverable. Management concluded that there were no such events or changes in circumstances during 2009. The Company conducts its annual evaluations for impairment at the end of the fourth quarter of each year. Goodwill impairment testing compares the fair value of a reporting unit with its carrying value using discounted cash flow projections. Long-lived asset impairment testing compares the projected undiscounted future cash flows associated with the related assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. These evaluations require the Company's management to make certain assumptions and estimate future revenues and profitability.

Based on the assessment performed for the year ended December 31, 2009, management determined that the fair value of the knee and hip reporting units were in excess of the corresponding assets' carrying value as of December 31, 2009. Accordingly, no impairment charges were recorded for the year ended December 31, 2009. During the annual evaluation for the year ended December 31, 2008, there was no projected revenue for the internally-

developed spine product reporting unit related to Cervical. Accordingly, the Company performed a valuation of the goodwill related to the Spine reporting unit. Management used the discounted cash flow method by which it was determined that the goodwill no longer had any value. Consequently, the Company recognized $1,457,000 of impairment charges during the year ended December 31, 2008.

Other Assets

In September 2007, the Company entered into an agreement with a manufacturer to market and distribute their uni-polar and mono-polar hip products. As part of this agreement, the manufacturer granted non-exclusive licenses to the Company to use certain information and improvements so that the Company may obtain regulatory approval for the products that are the subject of the agreements, and in connection with the Company's commercialization of those products. The total costs capitalized totaled $255,000 as of December 31, 2009 and 2008. The amounts are being amortized using the straight-line method over a period of five years, which represents the contractual life of the agreement. Amortization expense related to other assets was $51,000 for each of the years ended December 31, 2009 and 2008.

Fair Value of Financial Instruments

The Company has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company's accounts receivable, inventories, prepaid expenses, deposits, accounts payable and accrued expenses as of December 31, 2009 and 2008 approximate fair value.

Share-Based Payment

The Company recognizes equity-based compensation using the fair value of stock option awards on the date of grant using an option-pricing model. Accordingly, compensation cost for stock options is calculated based on the fair value at the time of the grant and is recognized as expense over the vesting period of the instrument in general and administrative expense in the accompanying consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue when it is realizable and earned. The Company considers revenue to be realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured.

Persuasive evidence of the arrangements occurs when the Company receives a signed contract from the hospital in which the surgery will be performed. Within that contract is the price at which the hospital will buy the device. Delivery occurs on the day of surgery when the device is implanted by the surgeon. Collectability is reasonably assured as Cardo has continuing relationships with the hospitals and can pursue collections if necessary. As the Company does not accept returns and does not have any post-sale obligations, the date of revenue recognition is on the date of surgery.

Shipping and Handling Costs

The Company delivers its products to the customers and includes these costs in revenue. The related costs are considered necessary to complete the revenue cycle. Therefore, the Company records these costs as a component of the cost of goods sold.

Advertising Costs

The Company did not incur any advertising costs during the years ended December 31, 2009 and 2008.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new product lines and technology. These costs are primarily payroll and payroll related expenses and various sample parts. Research and development costs are expensed as incurred.

Acquired in-process research and development ("IPR&D") costs are fair valued using methods appropriate to the circumstances. Prior to the adoption of current accounting guidance, the Company expensed IPR&D costs at the acquisition date. Under current U.S. GAAP, the Company would capitalize IPR&D and amortize it over the expected lives of its component projects.

See Note 12 regarding IPR&D acquired in our purchase of the non-controlling interest in Accelerated.

Income Taxes

Prior to June 17, 2008, Cardo and its subsidiaries were flow-through entities from an income tax standpoint. Income generated in these entities was not taxed at the entity level, but rather, the income passed directly through to the owners' individual income tax returns. As a result, there is no provision for income tax for any period prior to this date.

On June 17, 2008, Cardo made an election with the Internal Revenue Service to be taxed as a corporation, meaning that any taxable income generated by Cardo and subsidiaries will be taxed at the Cardo level. On August 29, 2008, in connection with the reverse merger with CKST, Cardo adopted CKST as the taxpaying entity.

Deferred income tax assets and liabilities are recognized to reflect the estimated future tax effects, calculated at currently effective tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. A valuation allowance related to a deferred income tax asset is recorded when it is more likely than not that some portion of the deferred income tax asset will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

The Company recognizes all material tax positions, including all significant uncertain tax positions in which it is more likely than not that the position will be sustained based on its technical merits and if challenged by the relevant taxing authorities. At each balance sheet date, unresolved uncertain tax positions are reassessed to determine whether subsequent developments require a change in the amount of recognized tax benefit.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options or warrants. No dilutive potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations is reported by the Company because they are anti-dilutive.

Concentrations and Other Risks

As of December 31, 2009, the Company had four customers that accounted for 28.2%, 15.6%, 15.4% and 10.0% of its accounts receivable. The Company had three customers that comprised 28.1%, 22.7% and 13.2% of the Company's net sales for the year ended December 31, 2009.

As of December 31, 2008, the Company had five customers that accounted for 23.1%, 16.4%, 15.4%, 12.1% and 10.5% of its accounts receivable. The Company had three customers that comprised 44.3%, 11.9% and 11.3% of the Company's net sales for the year ended December 31, 2008.

Comprehensive Loss

Comprehensive loss consists solely of the Company's net loss during the years ended December 31, 2009 and 2008. As such, there is no statement of comprehensive income in these consolidated financial statements.

Subsequent Events

The Company evaluated subsequent events and transactions through the filing date of this Annual Report on Form 10-K.

Reclassifications

Certain amounts from prior periods have been reclassified to conform to the current period presentation. During the unaudited interim periods of 2009, research and development labor costs were included in selling, general and administrative expenses. These costs have been reclassified accordingly as of December 31, 2009.

Recent Accounting Pronouncements

In July 2009, the FASB issued ASC 105-10, Generally Accepted Accounting Principles, which will become the single source of authoritative GAAP recognized by the FASB.  ASC 105-10 does not change current U.S. GAAP, but on the effective date, the FASB Accounting Standards Codification ("ASC")TM will supersede all then existing non-SEC accounting and reporting standards.  The ASC became effective for interim and annual reporting periods ending after September 15, 2009.  Cardo adopted ASC 105-10 during the quarter ended September 30, 2009.

In May 2009, the FASB provided guidance on management's assessment of subsequent events.  It is not expected to significantly change practice because its guidance is similar to that in American Institute of Certified Public Accountants Professional Standards U.S. Auditing Standards Section 560, Subsequent Events, with some modifications.  The Company adopted this guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations, financial position or cash flows.

In April 2009, FASB provided further guidance on fair value measurements and disclosures. It does not change the definition of fair value as previously detailed, but provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Cardo adopted this guidance during the quarter ended June 30, 2009. The adoption of this guidance did not have a material impact on the Company's results of operations, financial position or cash flows.

In April 2009, the FASB amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities to provide additional disclosure requirements for other-than-temporary impairments for debt and equity securities. The FASB addressed the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Cardo adopted this amendment during the quarter ended June 30, 2009. The adoption of this amendment did not have a material impact on the Company's results of operations, financial position or cash flows.

In April 2009, the FASB required that disclosures about the fair value of a company's financial instruments be made whenever summarized financial information for interim reporting periods is made. Cardo adopted these requirements during the quarter ended September 30, 2009. The adoption of these requirements did not have a material impact on the Company's results of operations, financial position or cash flows.

In June 2009, the FASB amended the standard for transfers and servicing of financial assets and extinguishments of liabilities. The amendment eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies and changes other sale-accounting criteria, changes the initial measurement of a transferor's interest in transferred financial assets and requires additional new disclosures. The new guidance will be effective January 1, 2010 for calendar year-end companies. The Company has not completed its evaluation, but does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

In June 2009, the FASB revised the standard for the consolidation of variable-interest entities. The revision eliminates the exemption for qualifying special purpose entities, requires a new qualitative approach for determining whether a reporting entity should consolidate a variable interest entity, and changes the requirement of when to reassess whether a reporting entity should consolidate a variable interest entity. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The new standard will be effective January 1, 2010 for calendar year-end companies. The Company has not completed its evaluation, but does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

2. INVENTORY

The Company's inventory consisted of the following as of December 31:

(In thousands)	2009	2008

Packaging materials	$24	$-
Work in process	360	161
Finished goods	2,872	781
	$3,256	$942

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

(In thousands)	2009	2008

Instrumentation	$1,778	$832
Computer equipment	133	115
Furniture and fixtures	38	2
Warehouse equipment	13	-
Tenant improvements	5	-
	1,967	949
Less: accumulated depreciation	(739)	(233)
	$1,228	$716

Depreciation expense for the years ended December 31, 2009 and 2008 was $506,000 and $185,000, respectively. Depreciation expense is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

4. INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31:

(In thousands)	2009	2008

Royalty agreement	$2,034	$2,034
Customer contracts	294	294
Complete technology	3,000	3,000
	5,328	5,328
Less: accumulated amortization	(975)	(325)
	$4,353	$5,003

The royalty agreement and complete technology are being amortized on a straight-line basis over a ten year life. The customer contracts are being amortized over a two year life. The useful lives of these assets are estimated based on their planned use and revenue forecasts for the products related to each intangible asset.

Amortization expense related to the intangible assets was $650,000 and $325,000 for the years ended December 31, 2009 and 2008, respectively. Future amortization expense for these assets is as follows for the years ending December 31:

(In thousands)

2010	$577
2011	503
2012	503
2013	503
2014	503
Thereafter	1,764
$4,353

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31:

(In thousands)	2009	2008

Accounts payable	$488	$348
Accrued commissions	97	34
Accrued vacation	73	42
Accrued professional fees	70	211
Accrued payroll	34	25
Other accrued expenses	89	117
	$851	$777

6. NOTES PAYABLE

On February 6, 2008, the Company borrowed $1.2 million from the trustee of a member (that is a trust) to make a down payment on the purchase price for the minority interests in Uni and Cervical. The note accrued interest at 10% per annum and was due in full, along with any accrued interest, on July 6, 2008. The note was collateralized by all assets of the Company and is personally guaranteed by the majority member of the Company.

In July 2008, the principal balance of $1.2 million was repaid, along with all accrued interest amounting to $48,000.

7. VERTEBRON TRANSACTION

At a hearing held on September 15, 2009, Cardo, the successful bidder at an auction sale, was authorized to purchase substantially all of the assets of Vertebron, Inc. ("Vertebron") free and clear of all liens by the United States Bankruptcy Court for the District of Connecticut (the "Bankruptcy Court"). On September 29, 2009, the Bankruptcy Court issued an order memorializing the hearing held on September 15, 2009 (the "Order").

As a result of the Order, on September 30, 2009, Cardo entered into an Asset Purchase Agreement (the "Vertebron Agreement") with Vertebron, as a debtor-in-possession, to purchase substantially all of Vertebron's assets, primarily consisting of inventories, excluding certain assets, such as accounts receivable, cash and cash equivalents as of the closing date. Pursuant to the Vertebron Agreement, the purchase price for the assets was $1.3 million.

As of September 30, 2009, Cardo submitted deposits required by the Bankruptcy Court totaling $130,000. On October 1, 2009, the Company completed the transaction by wiring the $1.17 million balance due under the Agreement. Pursuant to the Vertebron Agreement, Cardo did not establish control of the assets acquired in this transaction until full consideration was received by Vertebron.

Following management's analysis of the transaction, it was determined that the assets acquired under the Agreement would be accounted for as an asset purchase and not a business combination. Accordingly, the entire purchase price of $1.3 million was allocated to Vertebron's spine inventory.

8. ACCIN TRANSACTION

On April 6, 2007, Cardo was organized by a group of investors who made an initial capital contribution amounting to an aggregate of $5 million. On May 21, 2007, (1) Cardo contributed $3.75 million to Accelerated and (2) Accin Corp. ("Accin"), a related party company through a common shareholder, contributed all of its net business assets, with a net book value of $866,819, to Accelerated. In exchange for this contribution, Cardo got 37.5% of the ownership interests in Accelerated and Accin got the remaining 62.5% of the ownership interests.

Concurrent with the above transaction, on May 21, 2007 Cardo received a one-year option to purchase the remaining 62.5% of the ownership interests in Accelerated from Accin for $6.25 million. In payment for this option, the $3.75 million contributed by Cardo was distributed out of Accelerated into Accin for distribution to Accin shareholders.

Upon analysis of the Accin contribution, the Company's management determined that the net assets constituted a business. This was based on the inputs, outputs, customer base and processes of the operation.

Therefore, it was determined that the transaction was a business combination. Under U.S. GAAP, since Cardo obtained control of the operation despite not having majority ownership, Cardo was the acquirer for accounting purposes. Accordingly, the transaction was recorded as a purchase, and the accounts of Accelerated were consolidated with those of Cardo.

However, since the assets contributed by Accin were non-monetary, and in exchange for ownership interests in Accelerated, in accordance with SEC Staff Accounting Bulletin ("SAB") Topic 5G the assets were recorded on the books of Accelerated at Accin's historical cost basis.

On June 19, 2008, the Cardo exercised its option to acquire the 62.5% non-controlling interest in Accelerated for $6.25 million.

Cardo's acquisition of the Accelerated non-controlling interest from Accin has been accounted for using the purchase accounting method. As Accin no longer had ownership interest in Accelerated or Cardo, SAB Topic 5G no longer applied. Therefore, with the assistance of an independent valuation firm, the Company estimated the fair value of Accelerated's assets and liabilities on the date of acquisition and recorded 62.5% of that value as an allocation of the $6.25 million purchase price.

The following is an unaudited pro forma presentation of Cardo and Accin assuming they were combined at the beginning of 2007.

	Cardo
	April 6, 2007,		Pro Forma
	Inception,	Accin	Combined
	Through	Five Months	Year Ended
	December 31,	Ended	December 31,
	2007	May 31, 2007	2007
(In thousands)			(unaudited)

Net sales	$643	$157	$800
Cost of sales	69	25	94
Gross profit	574	132	706
Research and development expenses	215	41	256
Selling, general and administrative expenses	671	250	921
Impairment expenses	-	-	-
Loss from operations	(312)	(159)	(471)
Interest income, net	33	20	53
Loss before non-controlling interest	(279)	(139)	(418)
Non-controlling interest in loss (earnings) of subsidiaries	(8)	128	120
Net loss	$(287)	$(11)	$(298)

9. ACQUISITION OF NON-CONTROLLING INTERESTS

On February 7, 2008, the Company entered into Membership Interest Purchase Agreements (the "Membership Agreements") pursuant to which it agreed to purchase the minority interests in Uni and Cervical subject to certain conditions prior to closing. Together with the execution of the Membership Agreements, Cardo made deposits to the minority interest holders of Uni and Cervical in the aggregate amount of $1,160,000. On June 23, 2008, the Company paid an additional $2,326,000 to the minority interest holders of Uni and Cervical to close the acquisition. As a result, the Company became the 100% owner of all interests in Uni and Cervical.

On June 19, 2008, the Company exercised its option to acquire the non-controlling interest in Accelerated for $6,250,000. Of this amount, $6,150,000 was paid to Accin as of June 30, 2008, and $100,000 was held for payment of acquisition costs, with any amounts left over due to the minority interest holders.

The Company's acquisition of the Uni, Cervical and Accelerated minority interest have been accounted for using the purchase accounting method. The financial statements reflect the allocation of the purchase price to the net assets acquired based on their estimated fair values as of the acquisition date. The Company's allocation of purchase price is as follows.

(In thousands)	Uni	Cervical	Accelerated	Total

Estimated fair value of tangible net
assets acquired	$15	$(19)	$786	$782
In-process research and development	-	-	938	938
Other intangible assets	2,034	-	3,293	5,327
Goodwill	-	1,457	1,233	2,690
Total purchase price	$2,049	$1,438	$6,250	$9,737

Other intangible assets identified in the transaction described above related to a royalty agreement, developed technology and customer relationships. These assets belong in the knee and hip reporting units under the Reconstructive segment. The goodwill resulting from the acquisition of Accelerated belongs in the knee and hip reporting units and the goodwill resulting from the acquisition of Cervical belongs in the internally developed reporting unit under the Spine segment. The amounts allocated to in-process research and development for Accelerated were recorded as research and development expenses in the consolidated statement of operations during the year ended December 31, 2008. Goodwill associated with the purchase of Cervical was deemed to be impaired and consequently written off during the year ended December 31, 2008.

10. STOCKHOLDERS' EQUITY

Our authorized capital consists of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our preferred stock may be designated into series pursuant to authority granted by our Certificate of Incorporation, and on approval from our Board of Directors. As of December 31, 2009 we did not have any preferred stock issued.

On June 30, 2009, Cardo completed a private placement with investors to purchase 8,689,319 shares of the Company's common stock, par value $0.001 per share at a price of $0.35 per share for aggregate gross proceeds of $3,041,260. These shares have a 24-month lock up provision.

On October 16, 2009 we issued an additional 485,714 shares of Cardo's common stock with a 24-month lockup provision for gross proceeds of $170,000.

On October 27, 2009, Cardo sold 9,949,276 shares of its common stock, par value $0.001 per share, at a price of $0.35 per share for aggregate gross proceeds of $3,482,250 as part of a private placement for maximum gross proceeds of $6,500,000. On November 13, 2009, the Company completed the private placement by selling an additional 7,808,561 shares of its common stock for gross proceeds of $2,733,000. The Company filed a registration statement with the U.S. Securities and Exchange Commission to register for resale the shares and shares underlying the placement agent warrants issued under this private placement. The registration statement was declared effective on January 6, 2010.

In connection with this private placement, Cardo paid a finder's fee of 8% on a portion of the gross proceeds and granted 575,613 share purchase warrants. Each share purchase warrant entitles the holder to immediately purchase one share of the Company's common stock at an exercise price of $0.44 per share and expires on November 13, 2014. The placement agent is a related party through a significant common shareholder.

The warrants had an estimated fair value of $552,000 using the Black-Scholes option pricing method. The assumptions used in the model were as follows: volatility - 303%, discount rate - 2.28%, dividend $nil and expected term of award - 5 years.

The following table summarizes information about the warrants issued by the Company.  All warrants are exercisable on a one-for-one basis into common shares.

	Number	Weighted Average
	of Shares	Exercise Price

Balance, December 31, 2008	-	$-

Issued - placement agent	575,613	$0.44
Balance, December 31, 2009	575,613	$0.44

On June 18, 2008, Cardo entered into a Unit Purchase Agreement with certain investors, pursuant to which the investors invested $9.5 million in Cardo in exchange for units of membership interests in Cardo. After the execution of the Unit Purchase Agreement, Cardo completed a private placement of units of membership interests in Cardo to certain other investors, resulting in an additional investment of $3,475,000. The total capital raised from these sources was $12,974,000.

11. REVERSE MERGER

On August 29, 2008, Cardo completed a reverse merger with CKST, a publicly traded company. Under the terms of the Merger Agreement, at the closing of the Merger, each Cardo unit issued and outstanding was converted into and exchanged for the right to receive 667,204.70995 shares of common stock of CKST. All options to buy units of Cardo were also converted into and exchanged for options to purchase shares of CKST at the same exchange rate as the shares.

Accordingly, all current and historic share and option quantities in the accompanying financial statements and notes thereto have been presented at the new higher share count, after conversion.

As a result of the Merger, CKST's shareholders and option holders own approximately 5.5% of the combined company on a fully diluted basis (or 11,298,979 shares of common stock outstanding and options); the members of Cardo, excluding the new investors who participated in the private placement in June 2008 (see Note 10), own approximately 64.5% of the combined company on a fully diluted basis (or 133,440,942 shares of common stock), the new investors own approximately 28.5% of the combined company on a fully diluted basis (or 58,641,701 shares of common stock), and option holders of Cardo have rights to own approximately 1.2% of the combined company on a fully diluted basis (or 2,398,400 shares of common stock underlying those options).

12. RESEARCH AND DEVELOPMENT COSTS

In June 2008, the Company exercised its option to acquire the non-controlling interest in Accelerated. In connection with that transaction, the Company allocated $937,500 to IPR&D. The value of the IPR&D was the sum of the present value of the projected debt-free net income in excess of returns on requisite assets, over the economic life of the IPR&D.

The projects under development at Accelerated were the Total Knee System and a spinal implant device. As there was significant uncertainty surrounding commercialization of the spinal implant device, it was deemed to have minimal value. The entire $1.5 million value of in-process research and development was related to the Total Knee System.

As of the acquisition date, the technology was in the later stages of development and the target date for completion and commercialization was the end of 2008. We completed development of the Total Knee System and received FDA approval for it on October 17, 2008. We began selling the Total Knee System in late 2009.

13. INCOME TAXES

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes were as follows:

(In thousands)	2009	2008

Statuatory federal income tax rate	34%	34%
Minority interest	0%	6%
Temporary and permanent differences, net	3%	0%
State taxes, net of federal benefit	6%	-1%
Change in valuation allowance	-43%	-39%
	0%	0%

Significant components of deferred income tax assets and liabilities are as follows:

(In thousands)	2009	2008

Net operating loss carryforwards	$3,574	$706
State income taxes	(265)	(167)
Goodwill	-	624
Acquired in-process research and development	-	402
Depreciation and amortization	188	(102)
Non-qualified stock options	46	21
Other	6	24
Total, net	3,549	1,508
Valuation allowance	(3,549)	(1,508)
Deferred tax assets, net	$-	$-

The Company files income tax returns in the U.S. Federal and California and New Jersey State jurisdictions. The Company is subject to U.S. Federal, State and local income tax examinations by tax authorities since becoming a taxpayer in 2008.

At December 31, 2009, the Company has Federal and State net operating loss carryforwards ("NOL") available to offset future taxable income of approximately $8.4 million and $8.3 million, respectively. These NOL's will begin to expire in the years ending December 31, 2028 and 2018, respectively. These NOL's may be subject to various limitations on utilization based on ownership changes in the prior years under Internal Revenue Code Section 382.

Cardo periodically evaluates the likelihood of the realization of deferred tax assets, and adjust the carrying amount of the deferred tax assets by the valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. Management considers many factors when assessing the likelihood of future realization of the Company's deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carryforward periods available to Cardo for tax reporting purposes, and other relevant factors.

At December 31, 2009, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, management determined it was unlikely that the Company's deferred tax assets would be realized and have provided for a full valuation allowance associated with the net deferred tax assets.

The Company performed an analysis of its previous years' tax returns and its current year tax provision and determined that there were no recognized tax benefits as of December 31, 2009.

Future changes in any unrecognized tax benefit are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change within the next twelve months. The Company will continue to classify income tax penalties and interest, if any, as part of selling, general and administrative expenses in the accompanying consolidated statements of operations. There was no accrued interest or penalties as of December 31, 2009.

The following table summarizes the open tax years for each major jurisdiction as December 31, 2009:

Jurisdictions	Open Years

Federal	2006-2009
States	2006-2009

As the Company has significant NOL's, even if certain of the Company's tax positions were disallowed, it is not foreseen that Cardo would have to pay any taxes in the near future. Consequently, the Company does not calculate the impact of interest or penalties on amounts that might be disallowed. The Company is neither under examination by any taxing authority, nor has it been notified of any impending examination.

14. SHARE BASED PAYMENT

On August 29, 2008, the Company issued options to certain employees and Board members to purchase membership units in Cardo. On the same day, Cardo completed the reverse merger transaction described above (see Note 11), in which the options converted to options to purchase common shares in clickNsettle.com, Inc. The Company conducted an analysis of the fair value of the options immediately prior to the reverse merger, and immediately after the reverse merger and concluded that there is no change in value as a result of the reverse merger. Therefore, no additional compensation cost will be recognized related to the reverse merger.

The options granted give the grantees the right to purchase up to 2,398,400 shares of common stock at an exercise price of $0.23 per share. The options vest 20% each year over a five year period and expire after ten years. The weighted average grant date fair value of options granted was $0.13 per option, for a total fair value of approximately $300,000 which will be reflected as an operating expense over the vesting period of the options. The total expense recognized during the years ended December 31, 2009 and 2008 in the consolidated statements of operations was $107,000 and $43,000, respectively.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Because the Black-Scholes option valuation model incorporate ranges of assumptions for inputs, those ranges are disclosed. To estimate volatility of the options over their expected terms, the Company measured the historical volatility of the components of the small cap sector of the Dow Jones medical equipment index for a period equal to the expected life of the Cardo options. It also measured the volatility of other public companies with similar size and industry characteristics to Cardo for the same period. These measurements were averaged and the result was used as expected volatility. As there was no history of option lives at Cardo, the expected term of options granted was the midpoint between the vesting periods and the contractual life of the options. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The forfeiture rate was based on an analysis of the nature of the recipients' jobs and relationships to the Company.

Year Ended
December 31, 2008

Expected life in years	7.5
Stock price volatility	46.7%
Risk free interest rate	3.5%
Expected dividends	None
Forfeiture rate	7.5%

A summary of option activity as of December 31, 2009 and 2008, and changes during the years then ended is presented below.

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Life (Years)	Value

Outstanding at December 31, 2007	-	$-	-	-
Granted	2,398,400	0.23	10.00	2,926,048
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31, 2008	2,398,400	$0.23	9.67	2,926,048
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(362,400)	$0.23	8.90	-
Outstanding at December 31, 2009	2,036,000	$0.23	8.67	$1,262,320

Exercisable at December 31, 2009	443,680	$0.23	8.67	$275,082

The aggregate intrinsic value in the table above is before applicable income taxes and represents the closing stock price as of the reporting dates less the exercise price, multiplied by the number of options that have an exercise price that is less than the closing stock price.

As of December 31, 2009, there were 1,572,320 unvested options and total unrecognized stock-based compensation expense related to these options of approximately $127,000, which is expected to be recognized over a weighted average period of approximately 3.5 years.

15. COMMITMENTS AND CONTINGENCIES

Employee Agreements

On February 25, 2008, the Company presented an offer letter to a key employee pursuant to which the employee was to be granted a 1.25% share of the Company's outstanding membership interests to be issued upon a proposed private placement of securities. The membership interest was to vest over a five year period commencing one year from the issuance date, with acceleration upon a change in control of the Company. The offer letter was not signed by the Company, but was returned to the Company executed by the employee.

The private placement was consummated on June 18, 2008. As a result, the Company had a potential commitment to issue the employee member interests with an estimated fair value of $562,500.

On September 5, 2008, the Company and the employee agreed that the February 25, 2008 offer letter was void and of no effect, and entered into a new letter agreement with the employee granting him options to purchase membership interests in the Company.

On May 21, 2007, in connection with the contribution of all the business assets of Accin to Accelerated, the Company took assignment of an employment agreement with a key employee, who is also a related party. The term of the agreement was from June 1, 2005 through May 30, 2008, with automatic renewal for successive one-year periods, and had a specified salary of $52,000 per year and a severance clause. On June 6, 2008, the employment agreement was amended to remove certain references to the predecessor company and its shareholder agreement. On September 8, 2008, the entire agreement was terminated, effective June 23, 2008.

Put Option Derivative

On June 18, 2008, the Company entered into a Unit Purchase Agreement and a Merger Agreement. Those agreements specified that if Cardo did not consummate the merger prior to August 31, 2008, the investors who were party to the Unit Purchase Agreement had the right ("Put Option") to cause Cardo to repurchase their units for the amount of their original investment, plus the amount of any liability for taxes the investors (or their equity holders or other beneficial owners) may have incurred based upon Cardo's income.

The Put Option was initially valued at $284,000, and it was recorded as a liability on the books of Cardo.

On August 29, 2008, Cardo completed the merger pursuant to the terms of the Merger Agreement. As a result, the Put Option was cancelled and the amount originally recorded as a liability was reclassified to equity (see Note 11)

Operating Leases

The Company leases some of its warehouse space on a month-to-month basis and has entered into two operating leases for the rental of office and warehouse space which expire in July 2010 and August 2012.  The following table shows, as of December 31, 2009, the aggregate minimum annual rental commitments for operating leases having initial or remaining non-cancelable lease terms in excess of one year for the years ending December 31:

(In thousands)

2010	$161
2011	81
2012	54
$296

Rent expense for the years ended December 31, 2009 and 2008 was approximately $209,000 and $74,000, respectively.

16. SEGMENT INFORMATION

The Company's businesses are currently organized into the following two reportable segments; reconstructive products (the "Reconstructive Division") and spine products (the "Spine Division"). The Reconstructive Division segment is comprised of activity relating to the Company's unicompartmental knee, patellofemoral products, the total knee and hip products. The Spine Division segment is comprised of the spinal lumbar fusion system and cervical plate and screw systems.

The division into these reportable segments is based on the nature of the products offered. Management evaluates performance and allocates resources based on several factors, of which the primary financial measure is segment operating results. Due to the distinct nature of the products in the Company's Reconstructive Division, and the fact that it has a more developed market for its products, it is considered by management as a separate segment. The Company's Spine Division is still in the process of developing the market and obtaining instrumentation necessary to sell the products in greater quantities. As a result of the unique characteristics of this product line, the Spine Division is considered by management as a separate segment.

As of December 31, 2009, the Company's Reconstructive Division includes $1,233,000 of goodwill and $4,353,000 in other intangible assets relating to the Company's unicompartmental knee product. These amounts are expected to be deductible for income tax purposes.

The following table sets forth financial information by reportable segment.

(In thousands)	Reconstructive	Spine
	Division	Division	Corporate	Total

Year Ended December 31, 2009
Net sales	$1,540	$329	$-	$1,869
Total cost of sales and operating expenses	326	54	5,384	5,764
Depreciation and amortization	1,164	7	36	1,207
Interest income, net	-	-	24	24
Net income (loss)	$50	$268	$(5,396)	$(5,078)

Property and equipment acquisitions	$932	$14	$72	$1,018
Goodwill	$1,233	$-	$-	$1,233
Total assets	$8,815	$1,574	$5,199	$15,588

Year Ended December 31, 2008
Net sales	$1,188	$80	$-	$1,268
Total cost of sales and operating expenses	156	22	6,161	6,339
Depreciation and amortization	536	4	21	561
Interest expense, net	-	-	20	20
Net income (loss)	$496	$54	$(6,202)	$(5,652)

Property and equipment acquisitions	$468	$2	$45	$515
Goodwill	$1,233	$-	$-	$1,233
Total assets	$8,117	$65	$3,292	$11,474

All of the Company's net sales were attributable to activity in the United States. There were no long-lived assets held in foreign countries.